12026027



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 1-A

## REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

**JURRASIC INDUSTRIES, INC.**
(Exact name of issuer as specified in its charter)

**Texas**
(State or other jurisdiction of incorporation or organization)

**902 South U.S. Hwy 81/287**
**Decatur, TX 76234**
**(940) 627-0155**
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

**Reg Lindberg**
**Chief Executive Officer**
**902 South U.S. Hwy 81/287**
**Decatur, TX 76234**
**(940) 627-0155**
(Name, address, including zip code, and telephone number, including area code, of agent for service)

| | |
|---|---|
| **3143** | **20-8058957** |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

Copies to:
**Andrea Cataneo, Esq.**
**Sichenzia Ross Friedman Ference LLP**
**61 Broadway, 32nd Flr.**
**New York, New York 10006**
**(212) 930-9700**
**(212) 930-9725 (fax)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating an intention to become qualified by operation of the terms of Regulation A

## PART 1 - NOTIFICATION

**Item 1. Significant Parties**

(a) The issuer's directors:

| | Business Address | Residential Address |
|---|---|---|
| Reg Lindberg | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Donna Jean Lindberg | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |

(b) The issuer's officers:

| | Business Address | Residential Address |
|---|---|---|
| Reg Lindberg<br>Chief Executive Officer | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Donna Jean Lindberg<br>Secretary | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 260 Private Road 2219<br>Decatur, TX 76234 |
| Jose A. Soto III<br>Chief Financial Officer | 902 U.S. Hwy 81/287<br>Decatur, TX 76234 | 82-14 256th Street<br>Floral Park, NY 11004 |

(c) The issuer's general partners: Not Applicable

(d) Record owners of 5 percent or more of any class of the issuer's equity securities

| | Shares | Percentage |
|---|---|---|
| Reg Lindberg<br>260 Private Road 2219<br>Decatur, TX 76234 | 15,000,000 | 77.8% |
| Philip R. Warth Trust<br>13 Sam's Point Lane<br>Hilton Head, SC 29926 | 1,090,000 | 5.6% |
| Jose A. Soto III<br>82-14 256th Street<br>Floral Park, NY 11004 | 1,000,000 | 5.2% |

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities

The record owners named in Item 1(d) are the only persons and entities known by the Issuer to beneficially own more than 5% of the Issuer's equity securities.

(f) Promoters of the issuer:

None

(g) Affiliates of the issuer: See persons named in Items 1(a), (b) and (d) above.

(h) Counsel to the issuer with respect to the proposed offering:

Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Flr.
New York, New York 10006

Attention: Andrea Cataneo, Esq.

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

**Item 2. Application of Rule 262**

(a) State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262:

None of such persons are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

**Item 3. Affiliate Sales**

If any part of the proposed offering involves the resale of securities by affiliates of the Issuer, confirm that the following statement does not apply to the Issuer:

No part of the proposed offering involves the resale of securities by affiliates of the Issuer. Accordingly, this is not applicable.

**Item 4. Jurisdiction in Which Securities Are to be Offered**

(a) List the jurisdictions in which securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which securities are to be offered other than by underwriters, dealers or salespersons and state the method by which securities are to be offered.

We intend to advertise and hold investment meetings in various states where the offering will be registered. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. The securities will be offered in Texas, New York, South Carolina, Ohio, Minnesota, Illinois, Alabama, Florida, Missouri, Michigan, Louisiana, Oklahoma and Iowa. All such offerings will be made by one of our officers and/or directors.

**Item 5. Unregistered Securities Issued or Sold Within One Year**

(a) As to any unregistered securities issued or sold by the Issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(I) The name of such issuer: Jurassic Industries, Inc.

(2) The title and amount of securities issued:

1,455,000 shares of Common Stock, no par value per share.

8% Promissory Notes in the aggregate principal amount of $662,500

(3) The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof:

The offering price for the shares of common stock was $0.50 per share based on the proposed valuation of the Company at the time of issuance.

The promissory notes were offered to investors with an option to convert their principal and interest at $0.50 per share or the option to accrue interest of 8% per annum per dollar invested.

(4) The names and identities of the persons to whom the securities were issued:

| Name and Address | Securities Issued | Number of Securities Issued |
|---|---|---|
| John Prewitt Nelson | Common Stock | 20,000 |
| Dan Volkmann | Common Stock | 55,000 |
| Philip R. Warth Trust | Common Stock | 300,000 |
| David L. Templeton | Common Stock | 120,000 |
| Philip H. Stark | Common Stock | 100,000 |
| Richard A. Korn | Common Stock | 50,000 |
| Robert C. McCall | Common Stock | 100,000 |
| Jeffrey L. Murray | Common Stock | 10,000 |
| Robert Distelhorst | Common Stock | 20,000 |
| Patrick J. Wanner | Common Stock | 80,000 |
| M.B. Seales and Bonita B. Seales | Common Stock | 30,000 |
| Jimmie B. Cooper | Common Stock | 100,000 |
| Shryl Cooper | Common Stock | 100,000 |
| Jake Cooper | Common Stock | 20,000 |
| Jim Ross Cooper | Common Stock | 20,000 |
| Jill Cooper | Common Stock | 20,000 |
| Adana Green | Common Stock | 200,000 |
| Marcia J. Nunn | Common Stock | 50,000 |
| Sherri Watson | Common Stock | 20,000 |
| Harrison, Walker & Harper, LP | Common Stock | 40,000 |
| Joseph Tagliaferro | Promissory Note | $5,000 face amount |
| Richard Rao | Promissory Note | $20,000 face amount |
| Hall Shatwell | Promissory Note | $10,000 face amount |
| JLR Investments, LLC | Promissory Note | $20,000 face amount |
| Thurmond Aylor | Promissory Note | $4,000 face amount |
| Philip R. Warth Trust | Promissory Note | $200,000 face amount |
| Mary Hicks | Promissory Note | $250,000 face amount |
| Matt Provoyeur and Paula Provoyeur | Promissory Note | $5,000 face amount |
| Jimmie B. Cooper | Promissory Note | $46,000 face amount |
| Mike Wixom | Promissory Note | $50,000 face amount |
| Warren L. Bush | Promissory Note | $30,000 face amount |
| Dan Volkmann | Promissory Note | $22,500 face amount |

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated issuers that were sold within one year prior to the filing date of this Form I-A which were sold by or for the account of any who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (I) through (4) of paragraph (a): Not applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act. As such, the Shares are only being offered and sold to investors who qualify as "accredited investors" as defined under Rule 501(a) of Regulation D.

**Item 6. Other Present or Proposed Offerings**

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering:

Neither the Issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

**Item 7. Marketing Arrangements**

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item I above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: None.

(2) To stabilize the market for any of the securities to be offered: None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:

Not Applicable.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement**

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection.

Not applicable.

**Item 9. Use of a Solicitation of Interest Document**

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification:

None.

## PART II - OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular, which is not designated as a Preliminary Offering Circular, is delivered and the offering statement filed with the Securities and Exchange Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

**SUBJECT TO COMPLETION, DATED MARCH 23, 2012**

**Item 1. Cover Page**

**PRELIMINARY OFFERING CIRCULAR**
**JURASSIC INDUSTRIES, INC.**
902 S. Bus. Hwy. 81/287
Decatur, Texas 76234

**5,000,000 SHARES OF**
**COMMON STOCK**

This offering circular relates to the sale of 5,000,000 shares of our common stock, no par value per share by the management of Jurassic Industries, Inc. on a "best efforts, no minimum" basis at a price of $1.00 per share. Accordingly, this offering is not contingent on a minimum number of share to be sold and is on a first-come, first-served basis. The offering will begin on the date of this offering circular and will continue for a period of 120 days from the effective date, which may be extended for an additional 90 days if we choose to do so.. No escrow account has been established and we will receive all proceeds from the sale of these shares, after expenses. All excess subscriptions will be promptly returned to subscribers without interest or deduction for expenses.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market. If our shares become quoted on the OTCMarkets, Inc., sales will be made at prevailing market prices or privately negotiated prices.

**Investing in these securities involves significant risks. See "Risk Factors" beginning on page 2.**

We may amend or supplement this offering circular from time to time by filing amendments or supplements as required. You should read the entire offering circular and any amendments or supplements carefully before you make your investment decision.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular is ________, 2012.

**Item 2. Distribution Spread**

| | Price to public | Underwriting discounts and commissions | Proceeds to Company |
|---|---|---|---|
| Per Share Offering Price | $1.00 | $0 | $1.00 |
| Total | $1.00 | $0 | $1.00 |

**Table of Contents**

**Item 3. Summary Information, Risk Factors and Dilution**

## SUMMARY

The following summary highlights selected information contained in this offering circular. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire offering circular carefully, including the "risk factors" section, the financial statements and the notes to the financial statements. As used throughout this offering circular, the terms "Jurassic," the "Company," "us," and "our" refer to Jurassic Industries, Inc.

## JURASSIC INDUSTRIES, INC.

Jurassic Industries, Inc. was incorporated in Texas on October 13, 2006.

We are the only upscale vertical manufacturing" boot company that specializes in making ostrich boots and accessories. We sell our products to retail accounts through our stores located in Decatur, Texas and internet sales.

We produce all hand-crafted products - including Western casual and dress boots for men, women, and children. The "vertical manufacturing" model has the advantage of giving the Company autonomy in controlling and/or supplying much of its own raw materials, thereby ensuring its source of supply as well as the quality of the materials it uses to produce its products. The Company's commitment to quality and detail is evident everywhere you look, from the top of the boot to the bottom, inside and out.

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

| **Category** | **2011** | **2010** |
|---|---|---|
| Footwear | 99.32% | 97.57% |
| Meat by-products | 0.68% | 2.43% |

There is currently no public market for our common stock. We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the OTCMarkets, Inc. upon the effectiveness of this offering circular.

We are registering shares of our common stock for sale pursuant to this offering circular in order to allow us to sell their holdings in the public market and to begin developing a public market for our securities. Our management would like a public market for our common stock to develop in order to be able to seek public financing opportunities in the future.

For the year ended December 31, 2011, we generated $1,814,032.42 in revenue and a net profit of $306,175.22. For the year ended December 31, 2010, we generated $246,478.62 in revenue and a net loss of $(182,180.22).

Our executive offices are located at 902 S. Bus. Hwy. 81/287, Decatur, Texas 76234, and our telephone number is 940-627-0155. We are a Texas corporation.

The Offering

| | |
|---|---|
| Common stock outstanding before the offering...................... | 19,271,776 shares |
| Common stock being offered.................................................. | Up to 5,000,000 shares |
| Common stock to be outstanding after the offering................ if all the offered shares are sold | 24,271,776 shares |
| Use of proceeds............................................................................ | If we are successful at selling all the shares being offered by our Company, our gross proceeds from such offering will be $5,000,000. We intend to use these proceeds for the expansion of Jurassic Ranch and the production of Jurassic Ranch Boots. |

## RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this offering circular. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

### Risks Related to Our Financial Results

**IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, OUR BUSINESS OPERATIONS WILL BE HARMED. EVEN IF WE DO OBTAIN ADDITIONAL FINANCING OUR THEN EXISTING SHAREHOLDERS MAY SUFFER SUBSTANTIAL DILUTION.**

We will require additional funds to operate our business, develop and implement a marketing and sales program and address all necessary infrastructure concerns. We anticipate that we will require up to approximately $3,000,000 to fund our continued operations for the next twelve months. Such funds may come from the sale of equity and/or debt securities and/or loans. It is possible that additional capital will be required to effectively support the operations and to otherwise implement our overall business strategy. The inability to raise the required capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause the company to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

**WE MAY NOT BE ABLE TO RAISE SUFFICIENT CAPITAL OR GENERATE ADEQUATE REVENUE TO MEET OUR OBLIGATIONS AND FUND OUR OPERATING EXPENSES.**

Failure to raise adequate capital and generate adequate sales revenues to meet our obligations and develop and sustain our operations could result in our having to curtail or cease operations. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop business to a level where it will generate profits and cash flows from operations.

## Risks Related To Our Business

**OUR INABILITY TO CONTINUE OPERATING OUR RANCH MAY INTERRUPT OUR SUPPLY OF OSTRICH.**

We operate a ranch to grow the ostrich leather which is used in our products. While historically we have not experienced significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect our results of operations.

**THE TIMING AND AMOUNT OF CAPITAL REQUIREMENTS ARE NOT ENTIRELY WITHIN OUR CONTROL AND CANNOT ACCURATELY BE PREDICTED AND AS A RESULT, WE MAY NOT BE ABLE TO RAISE CAPITAL IN TIME TO SATISFY OUR NEEDS, OR COMMENCE OPERATIONS.**

We will need to raise additional capital to implement our business plan. We have no commitments for financing, and we cannot be sure that any financing would be available in a timely manner, on terms acceptable to us, or at all. Further, any equity financing could reduce ownership of existing stockholders and any borrowed money could involve restrictions on future capital raising activities and other financial and operational matters. Additionally, even if we do raise sufficient capital and generate revenues to support our operating expenses, there can be no assurances that the revenue will be sufficient to enable us to develop our business to a level where it will generate profits and cash flows from operations.

**THE UNITED STATES AND GLOBAL ECONOMIC SLOWDOWN AND ONGOING DISRUPTIONS IN THE FINANCIAL MARKETS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON CONSUMER AND CORPORATE SPENDING AND OUR BUSINESS IN WAYS THAT WE CANNOT CURRENTLY PREDICT. CONSUMER AND CORPORATE SPENDING CAN SIGNIFICANTLY IMPACT OUR OPERATING RESULTS, AND NATIONAL OR LOCAL CATASTROPHES, ELEVATED TERRORISM ALERTS OR NATURAL DISASTERS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.**

Our business depends on discretionary consumer and corporate spending. The recent combination of severely tightened credit markets, stringent and costly borrowing conditions, deterioration of residential real estate and mortgage markets, unprecedented stock market declines and fluctuating oil and commodity prices, among other factors, have led to historically low levels of consumer confidence and recessionary conditions. The direction and strength of the United States economy, including the financial and credit markets, currently is uncertain due to these factors. Many of these conditions and uncertainties also exist in varying degrees throughout the global markets.

Many factors related to discretionary consumer spending can adversely impact recreational and entertainment spending and significantly impact our operating results. Consumer disposable income and spending are affected by economic conditions such as employment rates, high or rising fuel prices, difficult consumer credit and housing markets, interest and tax rates and inflation. Many factors affect corporate spending such as general economic and other business conditions, including consumer spending, high or rising fuel prices, interest and tax rates, hurricanes, flooding, earthquakes and other natural disasters, elevated terrorism alerts, terrorist attacks, military actions and inflation, as well as various industry and other business conditions, including corporate marketing and promotional spending and interest levels. Such factors or incidents, even if not directly impacting us, could disrupt or otherwise adversely impact our customers, markets and consumer spending in general. Also, recent or future governmental actions may control, influence or otherwise restrict corporate spending or spending trends. These factors can impact regional and national consumer and corporate spending sentiment, and adversely affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales and driving schools and other track rentals. These factors also can affect the financial results of present and potential sponsors and other customers of our facilities and events and of the industry. Negative factors such as challenging economic conditions, governmental actions that impact spending, public concerns over additional national security incidents and air travel, particularly when combined, can impact corporate and individual customer spending and each negative factor can have varying effects on our operating results. All of the aforementioned factors, among others, can have a material adverse impact on our future operating results and growth.

Government responses and actions may or may not successfully restore stability to the credit and consumer markets and improve economic conditions in the foreseeable future. There can be no assurance that government response to the economic slowdown and disruptions in the financial and credit markets will stabilize the economy or financial and credit markets for long periods. Record state and federal budgetary deficits could result in government responses such as higher consumer and corporate income or other tax rates. Governmental spending deficits could lead to higher interest rates and continued difficult borrowing conditions for consumers and corporate customers. These economic conditions might not improve or could worsen and when these conditions may ultimately improve cannot be determined at this time. These severe economic conditions and governmental actions have and may further adversely impact various industries of our consumer and corporate customers, resulting in spending declines that could adversely impact our revenues and profitability. There can be no assurance that consumer and corporate spending will not be further adversely impacted by current or unforeseen economic conditions, thereby possibly having a material adverse impact on our future operating results and growth.

**IF WE ARE UNABLE TO ESTABLISH SUFFICIENT SALES AND MARKETING CAPABILITIES OR ENTER INTO AND MAINTAIN APPROPRIATE ARRANGEMENTS WITH THIRD PARTIES TO SELL, MARKET AND DISTRIBUTE OUR SERVICES, OUR BUSINESS WILL BE HARMED.**

We have limited experience as a company in the sale, marketing and distribution of our services. To achieve commercial success, we must develop sales and marketing capabilities and enter into and maintain successful arrangements with others to market our products.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable. If our current or future partners do not perform adequately, or we are unable to locate or retain partners, as needed, in particular geographic areas or in particular markets, our ability to achieve our expected revenue growth rate will be harmed.

**OUR BUSINESS MAY BE AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL.**

Our ability to increase sales, and to profitably distribute and sell our products and services, is subject to a number of risks, including changes in our business relationships with our principal distributors, competitive risks such as the entrance of additional competitors into our markets, pricing and technological competition, risks associated with the development and marketing of new products and services in order to remain competitive and risks associated with changing economic conditions and government regulation.

**WE MAY NOT BE ABLE TO COMPETE WITH CURRENT AND POTENTIAL FOOTWARE COMPANIES, SOME OF WHOM HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.**

The footwear industry is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with our existing competitors or with any new competitors. We compete with many companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business as we may never be able to develop clients for our services.

**WE WILL NEED TO RAISE ADDITIONAL EQUITY OR DEBT FINANCING IN THE FUTURE.**

We will need to raise financing in the future to fund our operations. If successful in raising additional financing, we may not be able to do so on terms that are not excessively dilutive to our existing stockholders or less costly than existing sources of financing. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, balance sheet and stock price and require us to implement cost reduction initiatives and curtail operations.

**WE MAY BE UNABLE TO MANAGE OUR GROWTH OR IMPLEMENT OUR EXPANSION STRATEGY.**

If management is unable to adapt to the growth of our business operations, we may not be able to expand our product and service offerings, our client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

**IF WE ARE UNABLE TO RETAIN THE SERVICES OF MR. LINDBERG OR IF WE ARE UNABLE TO SUCCESSFULLY RECRUIT QUALIFIED MANAGERIAL AND FIELD PERSONNEL HAVING EXPERIENCE IN THE FOOTWARE INDUSTRY, WE MAY NOT BE ABLE TO CONTINUE OUR OPERATIONS.**

Our success depends to a significant extent upon the continued services of Mr. Lindberg, our chief executive officer. Loss of the services of Mr. Lindberg could have a material adverse effect on our growth, revenues, and prospective business. In order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and field personnel having experience in the ranching and footwear manufacturing business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

**WE ARE CONTROLLED BY CURRENT OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS.**

Following completion of the Offering, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 60% of the outstanding shares of our common stock. So long as our directors, executive officers and principal stockholders and their affiliates controls a majority of our fully diluted equity, they will continue to have the ability to elect our directors and determine the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. This controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

**OUR OPERATIONS MAY BE HARMED IF WE ARE UNABLE TO MANAGE OUR INVENTORY PROPERLY.**

The fashion-oriented nature of our products and the rapid changes in customer preferences leave us vulnerable to an increased risk of inventory obsolescence. Thus, our ability to manage our inventories properly is an important factor in its operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales and brand loyalty. Conversely, excess inventories can result in lower gross margins due to the excessive discounts and markdowns that might be necessary to reduce inventory levels. Our inability to effectively manage our inventory would have a material adverse effect on our business, financial condition and results of operations.

**WE RELY ON FOREIGN MANUFACTURERS FOR PRODUCTIONS OF SHOES AND ANY INTERRUPTIONS COULD DISRUPT OUR ABILITY TO FILL CUSTOMER ORDERS AND HAVE A MATERIAL IMPACT ON OUR ABILITY TO OPERATE.**

We do not own or operate any manufacturing facilities and are therefore dependent upon independent third parties for the manufacture of all of our products. The inability of a manufacturer to ship orders to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks inherent in foreign operations include work stoppages, transportation delays and interruptions, changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations of the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on our business, financial condition and results of operations. We do not believe that any such economic or political condition will materially affect our ability to purchase products, since a variety of materials and alternative sources are available. However, we cannot be certain that we will be able to identify such alternative sources without delay (if ever) or without greater cost to us. Our inability to identify and secure alternative sources of supply in this situation would have a material adverse effect on our business, financial condition and results of operations.

Our imported products are also subject to United States custom duties. The United States and the countries in which our products are produced or sold, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on our business, financial condition and results of operations.

### DUE TO THE HIGH LEVEL OF COMPETITION IN THE FOOTWEAR INDUSTRY WE MIGHT FAIL TO COMPETE EFFECTIVELY, WHICH WOULD HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

The footwear industry is highly competitive and barriers to entry are low. Our competitors include specialty companies as well as companies with diversified product lines. The recent market growth in the sales of footwear has encouraged the entry of many new competitors and increased competition from established companies. Most of these competitors have significantly greater financial and other resources than we do and there can be no assurance that we will be able to compete successfully with other footwear companies. Increased competition could result in pricing pressures, increased marketing expenditures and loss of market share, and could have a material adverse effect on our business, financial condition and results of operations. We believes effective advertising and marketing, fashionable styling, high quality and value are the most important competitive factors and plans to continually employ these elements as we develop our products. Our inability to effectively advertise and market our products could have a material adverse effect on our business, financial condition and results of operations.

### FLUCTUATION IN FOREIGN CURRENCY COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONS.

We make most of our sales in U.S. dollars. However, we source substantially all of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we sell our products. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

## Risks Related To This Offering And Our Securities

### THIS OFFERING IS BEING MADE ON A BEST EFFORTS BASIS WITH NO ESCROW ACCOUNT SO THAT WE WILL RECEIVE ALL PROCEEDS FROM SALES EVEN IF WE DO NOT SELL ALL OF THE SHARES OFFERED HEREBY.

We are making this offering on a best efforts basis, and we need not sell any minimum number of shares in this offering. We cannot assure you that any or all of the shares will be sold. We have not established an escrow account for the proceeds of this offering and all proceeds will be paid directly to us as subscriptions are received and accepted by us. Subscriptions are irrevocable.

**OUR FAILURE TO SELL ALL OF THE SHARES OFFERED HEREBY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS PLAN.**

Our business plans require that a portion of the net proceeds from the sale of the shares offered hereby will be used for development of our website and expansion of our operations. Accordingly, if less than all of the shares offered are sold, we may have to delay or modify our plan and proceed on a much slower or smaller scale with a lower likelihood of success. We cannot assure you that any delay or modification of our plans would not adversely affect our business, financial condition and results of operations. If additional funds are needed to implement our business plans, we may be required to seek additional financing. We may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to us or to the purchasers of the shares offered hereby.

**IF YOU PURCHASE SHARES IN THIS OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.**

The $1.00 per share offering price of the common stock being sold under this offering circular has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Accordingly, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities.

**THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR COMMON STOCK. FAILURE TO DEVELOP OR MAINTAIN A TRADING MARKET COULD NEGATIVELY AFFECT THE VALUE OF OUR SHARES AND MAKE IT DIFFICULT OR IMPOSSIBLE FOR YOU TO SELL YOUR SHARES.**

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering. While we will attempt to have our common stock quoted on the OTCMarkets, Inc, there is no assurance we will be able to do so. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the OTCMarkets, Inc, the OTCMarkets, Inc provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

**OUR COMMON STOCK WILL BE SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC.**

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and

- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

**WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY DIVIDENDS IN THE FUTURE. ANY RETURN ON INVESTMENT MAY BE LIMITED TO THE VALUE OF OUR COMMON STOCK.**

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant.

**Item 4. Plan of Distribution**

## PLAN OF DISTRIBUTION

### The Offering

We are offering up to a total of 5,000,000 shares of common stock on a best efforts basis. The offering price is $1.00 per share. The offering will be for a period of 120 days from the effective date and may be extended for an additional 90 days if we choose to do so. In our sole discretion, we have the right to terminate the offering at any time, even before we have sold the 5,000,000 shares. There are no specific events which might trigger our decision to terminate the offering.

We have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted. We cannot assure you that all or any of the shares offered under this offering circular will be sold. No one has committed to purchase any of the shares offered. Therefore, we may only sell a nominal amount of shares and receive minimal proceeds from the offering. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. Subscriptions will be accepted or rejected promptly. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

Any accepted subscriptions will be made on a rolling basis and we will not wait until the end of the offering period to close each accepted subscription. Once accepted, the funds will be deposited into an account maintained by us and be immediately available to us. Subscription funds will not be placed into escrow, trust or any other similar arrangement. There are no investor protections for the return of subscription funds once accepted. Once we receive the purchase price for the shares, we will be able to use the funds. Certificates for shares purchased will be issued and distributed promptly after a subscription is accepted and funds are received in our account.

We will sell the shares in this offering in the states of Texas, New York, Ohio, Missouri, Louisiana, Alabama, South Carolina, Illinois, Colorado, Florida, Rhode Island, North Dakota, New Mexico, Michigan, North Carolina, Minnesota and Iowa through Reg Lindberg our President. The foregoing individual will not receive any commission from the sale of the shares nor will he register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3(a)4-1. Rule 3(a)4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer. The foregoing individuals satisfy the requirements of Rule 3(a)4-1 in that:

1. None of such persons is subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation;
2. None of such persons is compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. None of such persons is, at the time of his participation, an associated person of a broker- dealer; and
4. All of such persons meet the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) are not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

As long as we satisfy all of these conditions, we are comfortable that we will be able to satisfy the requirements of Rule 3a4-1 of the Exchange Act notwithstanding that a portion of the proceeds from this offering will be used to pay the salaries of our officers.

We may invite broker-dealer participation in this offering but currently do not have anything in place at this time.

We intend to contact individuals and institutions known by us to be sophisticated, high net worth investors, and who we feel would be interested in this offering. We will meet with these potential investors in our offices, on an individual basis, to discuss our offering. We will also distribute the offering circular to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering.

**Offering Period and Expiration Date**

This offering will commence on the effective date of this offering circular, as determined by the Securities and Exchange Commission and continue for a period of 120 days. We may extend the offering for an additional 90 days unless the offering is completed or otherwise terminated by us.

**Procedures for Subscribing**

If you decide to subscribe for any shares in this offering, you must deliver a check or certified funds for acceptance or rejection. There are no minimum share purchase requirements for individual investors. All checks for subscriptions must be made payable to "Jurassic Industries, Inc." Upon receipt, all funds provided as subscriptions will be immediately deposited into our account and be available.

**Right to Reject Subscriptions**

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours of our having received them.

**Penny Stock Regulations**

You should note that our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

**Blue Sky Restrictions on Resale**

If we sell shares of our common stock under this offering circular in the United States, we will also need to comply with state securities laws, also known as "Blue Sky laws," with regard to secondary sales. All states offer a variety of exemption from registration for secondary sales. Many states, for example, have an exemption for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor's. The broker for a selling security holder will be able to advise a selling security holder which states our common stock is exempt from registration with that state for secondary sales.
Any person who purchases shares of our common stock from a selling security holder under this offering circular who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales.

**Item 5. Use of Proceeds**

## USE OF PROCEEDS

Assuming we sell all of the shares offered hereby, we estimate that the net proceeds from this offering will be sufficient to satisfy our full business plan. If less than the maximum proceeds are received, absent other revenues, we may need to curtail our business plans. We reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof in order to make necessary adjustments in light of changes in the fashion marketplace, which may, for example, require increases in inventory or promotional expenditures.

| | 5% | 10% | 25% | 50% | 75% | 100% |
|---|---|---|---|---|---|---|
| **RANCH OPERATION** | | | | | | |
| *Gross Offering Proceeds:* | | | | | | |
| Feed & Care of 2012 Flock (including breeder birds) | $50,418 | S100,835 | $252,088 | $504,177 | $756,265 | $1,008,354 |
| Working Capital for Ranch Expansion/Improvements | $25,000 | $50,000 | $125,000 | $250,000 | $375,000 | $500,000 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Excess Cash for Ranch Operation | $7,917 | $15,834 | $39,591 | $79,168 | $118,752 | $158,336 |
| **BOOT OPERATION** | | | | | | |
| *Use of New Offering Proceeds* | | | | | | |
| Cost of Goods/Receivables (7,900 pair @ $130.00 per pair) | $85,585 | $171,170 | $427,925 | $855,850 | $1,283,776 | $1,711,701 |
| Marketing, Sales Promotions & Website Expansion | $15,732 | $31,459 | $78,646 | $157,295 | $235,941 | $314,589 |
| Overhead | $15,834 | $31,667 | $79,168 | $158,336 | $237,505 | $316,673 |
| Salesmen Commissions | $19,355 | $39,371 | $98,427 | $196,889 | $295,269 | $393,709 |
| Excess Cash for Boot Operation | $24,835 | $59,671 | $149,208 | $298,416 | $447,634 | $596,725 |

## Item 6. Description of Business

## BUSINESS

### Overview and History

Jurassic Industries, Inc. was incorporated in Texas on October 13, 2006. We refer to Jurassic Industries, Inc., as "we", "our", "us", "its", "Jurassic" or the "Company."

We are the only upscale vertical manufacturing boot company that specializes in making ostrich boots and accessories. We sell our products to retail accounts through our offices located in Decatur, Texas.

We produce all hand-crafted products - including Western casual and dress boots for men, women, and children. The "vertical manufacturing" model has the advantage of giving the Company autonomy in controlling and/or supplying much of its own raw materials, thereby ensuring its source of supply as well as the quality of the materials it uses to produce its products. The Company's commitment to quality and detail is evident in its workmanship from the top of the boot to the bottom, inside and out.

The Company began informally in 1990 when Reg Lindberg, our chief executive officer, developed a long range plan to use the family ranch in Central Texas to produce the raw materials for western, fashion, and dress boots utilizing exotic ostrich skins. He felt that this could be accomplished at a higher level of quality and a lower production price than all of the current competitors. He had determined that the cost of the exotic ostrich skins, which are normally imported from South Africa, represent the largest cost of production. With that ultimate goal in mind, Mr. Lindberg began extensive research into the South African ostrich leather industry to gain optimal knowledge concerning the specific processes that pertain to ostrich leather production. He began a 20 year program of breeding and developing his own herd of ostriches in Central Texas. During this 20 year period he developed a complete herd of breeding stock that utilizes all three breeds of ostriches: Tanzania Red-Necked, Namibia Blue-Necked, and African Black. By having all three breeds the ranch is able to produce birds that have the distinct differences the customer prefers and gives the Company the ability to cross breed for hybrid vigor.

### Products

Our products fall into two primary categories: (1) footwear and (2) meat-by products. The following summarizes the percentage of our revenues derived from each of these categories for the past two years:

| Category | 2011 | 2010 |
|---|---|---|
| Footwear | 99.32% | 97.57% |
| Meat By-products | 0.68% | 2.43% |

## Footwear

We believe that handmade, old-time classic boot crafting is still the best way to construct quality boots. Our commitment to quality and detail is evident from the top of the boot to the bottom, both inside and out. Unlike our competitors, our ostrich boots feature rich, durable and supple ostrich skins on the complete boot -- the upper shaft as well as the foot vamp. Our company produces completely handmade, hand-lasted boots as opposed to our competition. Our insoles, outsoles and the inner linings are constructed of top grade cowhide. Our stacked heels are all leather. Our boots are engineered with an exclusive conforming foot bed for unsurpassed comfort and fit.

Our premium ostrich hides are a combination of three superior ostrich breeds - Tanzania Red-Necked, Namibia Blue-Necked, and African Black, which are raised on our own ranch. While historically we have not experienced any significant difficulties in having enough ostrich in quantities sufficient for our operations, there can be no assurance we may experience some capacity constraints in the future. Any significant unanticipated ability to have enough ostrich for leather could materially affect the results of our operations. In the event that we are unable to produce a sufficient quantity of hides to produce our boots, we have the option to purchase green salted, raw skins from other producers in the United States, Canada and Mexico.

## Ranch Operations

Our ranch is not only the largest producer of ostriches in the United States, with our selective breeding, we believe we produce the highest quality ostriches in the country. We will exploit this advantage with the expansion of our operation once additional working capital is in place. Years of observation have proven that the key to success in producing the optimum number of ostriches is to provide sufficient area per bird (ostriches are grazers, similar to cattle). By having ample space per bird, the bird is more relaxed, which promotes a healthier feather growth, producing unblemished, higher quality leather. Our ostrich forage on the wheat fields of our Central Texas Ranch, dramatically lowering our cost of production. We purchase a special blend of feed directly from the mill, formulated for optimum growth and egg production. We also purchase additional feed sources, such as alfalfa and corn, directly from farmers at commodity prices. The company does not purchase any feed at retail prices, allowing for a cost reduction in raising the birds. The whole process of raising ostrich begins with a good foundation of breeding stock, there by producing a larger number of fertile eggs. A larger number of offspring produces higher net profits.

## Raw Materials and Sources of Supply

Our Company's best advantage is our autonomy, allowing us to control our own source of supply and ensure the highest quality product. Not only are the hides of our ostriches used in producing our boots, the meat from the birds is processed and sold to various meat wholesalers at an average price of $5.00 per pound. Our ranch has been in business for over 20 years, enabling us to formulate a breeding/raising production plan for maximum quality and cost results. Having mastered the parameters of breeding, incubation and raising of the birds, we are able to produce birds with the best hides and the most meat. Adult birds are then shipped to a USDA processing plant, where the meat is removed and the hides are salted and sent to the tannery in Mexico for final processing in the production of our boots. In today's market the demand for ostrich meat is larger than we can currently supply.

## Product Sales

Currently our boot products are being sold through western retailers nationwide and on our website: www.jurassicboots.com. The company has two salesmen devoted to selling our footwear products, with plans to expand our sales force to seven in the near future. Our meat is sold to various meat wholesalers for restaurants and health focused food stores.

## Distribution

We distribute our products through western retail stores and wholesale meat distributors.

**Advertising and Marketing**

Plans to create customer/retailer awareness and create branding of our products are as follows:

Direct Mail - Information/Catalogues will be sent to leading retailers in the Western Market promoting our line of Boots.

Print and Catalog Advertising - We plan for our footwear to be advertised in a variety of Western Lifestyle Magazines and Catalogues.

Internet Advertising - This will be a two-fold process. Currently we have a company website promoting our footwear products. We also plan to cross-promote on various other Western Wear websites and websites directed towards the western lifestyle.

Trade Shows - We are currently slated to attend two trade shows in the near future, with plans to increase our participation in several tradeshows for 2012. This will allow us to expand awareness of our products and services to a maximum audience in a minimal amount of time.

**Seasonality**

The demand for western boots stays relatively consistent throughout the year, with at increase in sales during the holiday season. During the summer months when the peak rodeo/performance horse events are in full swing, sales of boots remain brisk in the western market for men, women and children. Fashion trends such as wearing dresses/skirts with western boots in the spring and summer keep boot sales steady.

**Backlog**

As of December 31, 2011, we had a backlog of firm orders totaling approximately $300,000. We anticipate that a significant amount of this backlog will be shipped during the first quarter ending March 31, 2012.

**Manufacturing**

Our company operates a manufacturing facility in Leon, Mexico. After extensive research, Mexico offered the best combination of quality and low production costs. Hides are shipped to a tanning facility in Mexico from the meat processing plant for tanning and use in producing our boots. Once tanning is complete, the company has an exclusive agreement with a boot manufacturer to produce our boots. Due to the North American Free Trade Agreement, we are able to eliminate tariffs, allowing us to produce boots at a much lower price than our competition.

Meat from our birds is processed at a USDA meat plant, where it is then sold to meat wholesalers for use in the retail market.

**Trademarks and Trade Names; Patents;**

Our principal trade names are Jurassic Ranch Boots, Donna Jean Boots, and Kids Jurassic, and our principal trademarks for our various products sold under our principal trade names have not been registered in the United States. We intend to register our trademarks in the near future.

We regard our trade name and trademarks as valuable assets and believe that they are important factors in marketing our products. We seek to protect and vigorously defend our trade name and trademarks against infringement under the laws of the United States and other countries. In addition, we seek to protect and vigorously defend our patents, designs, copyrights and all other proprietary rights covering components and features used in various footwear, apparel and accessories under applicable laws.

### Competition

Our footwear and accessories products are marketed in highly competitive environments that are subject to changes in consumer preference. Product quality, performance, design, styling and pricing, as well as consumer awareness, are all important elements of competition in the footwear and accessories markets we serve. Although the footwear industry is fragmented to a great degree, many of our competitors are larger and have substantially greater resources than we do, including other major boot manufacturing companies - several of which compete directly with some of our products. In addition, we face competition from retailers who have established products under private labels, and from direct mail companies in the United States. However, we do not believe that any of our principal competitors offer a complete line of ostrich products that provide the same quality and performance as our products.

### Environmental Matters

Compliance with federal, state and local environmental regulations has not had, nor is it expected to have, any material effect on our capital expenditures, earnings or competitive position based on information and circumstances known to us at this time.

## EMPLOYEES

We had approximately 9 full and part-time employees at March 23, 2012. Our management considers our employee relations to be good. None of our employees are represented by a labor union, and we have never suffered a material interruption of business caused by labor disputes involving our own employees.

## LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is currently not aware of any such legal proceedings or claims that they believe will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

### Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," anticipates," "projects," "expects," "may," "will," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

**Background**

Jurassic Industries, Inc. was incorporated in Texas on October 13, 2006. We are the only upscale vertical manufacturing" boot company that specializes in making ostrich boots and accessories. We sell our products to retail accounts through our stores located in Decatur, Texas and internet sales.

To date our sources of cash have been limited to our own internal cash flows generated by earnings, private placements of our common stock, and issuance of promissory notes at fixed interest rates. Our future growth will require substantial additional infusions of cash. Our management plans to finance this growth with additional equity issuances. We cannot finance our growth without additional capital. If sufficient funds are not available, we may have to lower our growth expectations and scale down our expansion plans.

**Liquidity and Capital Resources**

For the year ended December 31, 2011, the Company had cash on hand of $183,790. For the year ended December 31, 2010, the Company had cash on hand of $42,320. In 2010, the loss in profit is a reflection of a temporary stall in operations from a lack of working capital. In the year 2010 we completed our catalog/line of western boots and shoes consisting of 127 styles, with all research and development expenses paid. We will continue to have additional research and development expenses as we create new products to meet market demand. Jurassic Ranch Boots currently has plans to update its website, software, accounting systems, and implement a marketing plan for the branding of our product names. These updates are scheduled for 2012.

In 2011, to obtain funding for our operations, we entered into a securities purchase agreement with 18 accredited investors pursuant to which the investors purchased 1,485,000 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $742,500 less $106,775 in transaction fees. These funds were used for the expansion of our ranching and manufacturing operations.

In 2010, to obtain funding for our ongoing operations, we entered into a securities purchase agreement with 12 accredited investors pursuant to which the investors purchased 965,776 shares of Common Stock at a price per share of $0.50, for gross proceeds of approximately $482,888 less $193,500 in transaction fees. These funds were used for the expansion of our ranching and manufacturing operations.

We issued sales of promissory notes in 2012 to five (5) people for at total of 762,000 shares at proceeds of approximately $381,000 at 8% interest. In 2011, we issued sales of promissory notes to nine (9) people for a total of 592,000 shares at proceeds of $296,000 at 8% interest. In 2010, we issued sales of promissory notes to three (3) people for a total of 64,000 shares at proceeds of $32,000 at 8% interest.

Investment purchases for property, plant, and equipment were made through the years 2009, 2010, and 2011 for a total of $403,486. We received $750,000 from SBA financing activities in the year ending December 31, 2010. Current principal balance on SBA loan is $635,390 as of March 21, 2012.

We expect significant expenditures during the next 12 months, contingent upon raising capital. These expenditures would include the cost of materials used in manufacturing our products as well as an increase in accounts receivables. The expansion of the live animals used in the making of our boots will also require additional financing.

By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, and liquidity and financial condition.

In order to obtain capital, we will need to sell additional shares of our common stock or borrow funds from private lenders. There can be no assurance that we will be successful in obtaining additional funding. Additional investments are being sought, but we cannot guarantee that we will be able to obtain such investments. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, the lack of a trading price of our common stock and a downturn in the U.S. stock and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If additional financing is not available or is not available on acceptable terms, we may not achieve our projected revenues.

**Plan of Operation and Financing Needs**

Our plan of operations in the two years succeeding our offering in accordance with this offering circular will be focused on: (1) increasing our Traditional Stock and Private Label divisions' sales through investments in compelling inventory, increasing marketing and promotion of our shoe brands, and creating a professional sales team; and (2) increasing our Internet Sales division through development and expansion of our Internet presence and partnerships.

**Results of Operations**

**Years Ended December 31, 2011 and December 31, 2010**

Total Sales for the fiscal year ended December 31, 2011 and December 31, 2010 were $1,814,032.42 and $246,478.62, respectively, an increase of 636%. The difference in total sales between the corresponding periods is attributable to new working capital and an increase in retail sales with our dealers.

Cost of Goods Sold for the fiscal year ended December 31, 2011 and December 31, 2010 were $883,019.16 and $129,400.17, respectively, a 582% increase. The difference in cost of goods sold between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Gross Profit for the fiscal year ended December 31, 2011 and December 31, 2010 were $931,013.26 and $117,077.85, respectively, an increase of 695%. The difference in gross profit between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Operating Expenses for the fiscal year ended December 31, 2011 was $624,838.04 as compared to $299,258.07 for the fiscal year ended December 31, 2010, or a 109% increase. The difference in operating expenses between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

Net Profit (Loss) before taxes for the fiscal year ended December 31, 2011 and December 31, 2010 were $306,175.22 and $(182,180.22), respectively, a 268% increase. The difference in net income between the corresponding periods is attributable to an increase in dealer inventory, sales, and an increase in new accounts.

**Off-Balance Sheet Arrangements**

The Company does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

**Item 7. Description of Property**

## FACILITIES

We currently lease an office facility located at 902 S. Bus. Hwy. 81/287, Decatur, TX 76234. This office consists of approximately 1150 square feet which we rent for $800 per month. The lease has a term of 5 years, which began on October 30, 2006 and expires on November 30, 2011 On May 31, 2011, we exercised our option to renew our lease agreement for an additional five year period beginning on December 1, 2011 and expiring on November 30,

2016. We currently own a ranch located at 1093 CR 3310, Valley Mills, TX 86689. This ranch consists of approximately 335 acres which we rent for $132,000 per year which is paid in one sum on the January 15th of each year.. The lease has a term of 10 years, which began on May 15, 2009 and expires on May 14, 2019.

**Item 8. Directors, Executive Officers and Significant Employees**

**DIRECTORS AND EXECUTIVE OFFICERS**

Our executive officers and directors and their respective ages and positions as of March 23, 2012 are as follows:

| Name | Age | Position |
|---|---|---|
| Reg Lindberg | 68 | Chief Executive Officer and Director |
| Donna Jean Lindberg | 59 | Secretary and Director |
| Jose A. Soto III | 28 | Chief Financial Officer |

**Executive Biographies**

**Reg Lindberg,** President and Director - Mr. Lindberg has been our Chief Executive Officer and Director since October 2006. From February 1982 to November 1990 Mr. Lindberg served as President & CEO of Ivory Coach, a van conversion company. From December 1990 to November 1992 Mr. Lindberg served as Salesman of Smith RVs a Retail Recreational Vehicle company. From December 1992 to September 2006 Mr. Lindberg served as President & CEO for Safari Hides an Import/Exporter of Ostrich and Ostrich Leather.

**Donna Jean Lindberg,** Secretary and Director – Ms. Lindberg has been our Secretary and Director since October 2006.

**Jose A. Soto III,** Chief Financial Officer – Mr. Soto has been our Chief Financial Officer since December of 2009. From 2005 to 2007 Mr. Soto served as a loan consultant for Quadrant Funding, specializing in residential, commercial, and SBA loans. In 2008 Mr. Soto was employed by Princeton Global Networks serving as a manager of their sales force until he opened IABL, Inc a marketing and data company which he still owns and operates.

**Board of Directors**

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on the Board of Directors.

**Family Relationships**

Reg Lindberg and Donna Jean Lindberg are husband and wife. Except as described in the previous sentence, there are no family relationships between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

**Involvement in Certain Legal Proceedings**

To our knowledge, during the past five years, none of our directors or executive officers have been party to a petition under any bankruptcy proceed or convicted in a criminal proceed (excluding traffic violations and other minor offenses).

**Item 9. Remuneration of Directors and Officers**

## EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers who earned more than $100,000 per year at the end of the last completed fiscal year.

**Summary Compensation Table**

| Name & Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Reg Lindberg President | 2011 | 60,000.00 | 0 | 0 | 0 | 0 | 0 | 0 | 60,000.00 |
| | 2010 | 0.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

We do not have any employment agreements with our officers. We do not maintain key-man life insurance for any of our executive officers or directors. We do not have any long-term compensation plans or stock option plans.

**Directors Compensation**

The directors of our company do not presently receive compensation for their services as members of the Board.

**Item 10. Security Ownership of Management and Certain Securityholders**

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 23, 2012 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

| Name of Beneficial Owner (1) | Number of Shares Beneficially Owned (2) | Amount owned before the offering | Amount owned after the offering (5) |
|---|---|---|---|
| Reg Lindberg | 15,000,000 | 77.8% | 61.8% |
| Donna Jean Lindberg (3) | 15,000,000 | 77.8% | 61.8% |
| Jose A. Soto III<br>82-14 256th Street<br>Floral Park, NY 11004 | 1,000,000 | 5.2% | 4.1% |
| All Executive Officers and Directors as a Group (3 persons) | 16,000,000 | 83.0% | 70.9% |
| 5% shareholders | | | |
| Philip R. Warth Trust (4)<br>13 Sam's Point Lane<br>Hilton Head, SC 29926 | 1,090,000 | 5.6% | 4.5% |

(1) The address of each person is c/o Jurassic Industries, Inc., 902 South U.S. Hwy 81/287, Decatur, Texas 76234 unless otherwise indicated herein.

(2) The calculation in this column is based upon 19,271,776 shares of common stock outstanding on March 23, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of March 23, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) Represents 15,000,000 shares held by her spouse Reg Lindberg, the Company's CEO. Ms. Lindberg disclaims beneficial ownership with respect to the shares held by Reg Lindberg.

(4) PhilipR. Warth has sole voting and dispositive power over the shares held by the Philip R. Warth Trust.

(5) Assumes all the shares in the offering have been sold

**Item 11. Interest of Management and Others in Certain Transactions**

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Jurassic Industries, Inc maintains a strategic partnership with both its manufacturer Siete Legues in Leon, Mexico and a meat wholesaler Nutri-tech in McPherson, KS. Half of the manufacturing floor at Siete Legues is dedicated to the construction of Jurassic Boots at an average cost of $130.00 USD. Currently Nutri-tech purchases all of the meat commodity at an average cost of $5.50 per lb (approx. $500 per bird)USD. The company has just completed a retail website where meat will be sold via the website for $20.00 per lb. Once these sales begin, Jurassic will discontinue our relationship with Nutritech. Jurassic Industries keeps the hide (skin) and exports the product directly to our tannery in Leon, Mexico where it is tanned and finished (colored and softened). The product, now leather, is sent to Siete Legues for the finished product Jurassic Handmade Boots. The Boots are then shipped back to our warehouse in Decatur, TX through the NAFTA Program which eliminates us from paying import/export tariffs.

**Item 12. Securities Being Offered**

## DESCRIPTION OF SECURITIES TO BE REGISTERED

**Common Stock**

We are authorized to issue 100,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of March 23, 2012, we had 19,271,776 shares of common stock outstanding and no shares of preferred stock outstanding.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon the liquidation, dissolution or winding up of our affairs. Holders of shares of our common stock do not have preemptive, subscription or conversion rights.

Holders of shares of our common stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of our outstanding voting securities can elect all of our directors.

Our payment of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. We have not paid any dividends since our inception and do not intend to pay any cash dividends in the foreseeable future, but we intend to retain all earnings, if any, for use in our business.

PART F/S

INDEX TO FINANCIAL STATEMENTS

# *JURASSIC INDUSTRIES, INC.*

***d/b/a Jurassic Boots***
***Balance Sheet***
***December 31, 2011***

| | | | | |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash on hand and in banks | | | $ | 183,790 |
| Accounts receivable | | | | 412,140 |
| Ostrich stock | | | | 335,150 |
| Product inventories | | | | |
| Finished boots inventory | $ | 52,216 | | |
| Finished leather | | 147,666 | | |
| Green salted hides | | 177,797 | | |
| Work in process (boots) | | 107,022 | | |
| Total inventory | | | | 484,701 |
| Total current assets | | | $ | 1,415,781 |
| **Property, plant and equipment:** | | | | |
| Ranch leasehold improvements | $ | 172,078 | | |
| Ranch equipment | | 154,716 | | |
| Building leasehold improvements | | 2,351 | | |
| Factory leasehold improvements | | 16,882 | | |
| Factory equipment | | 57,459 | | |
| Total property, plant and equipment | $ | 403,486 | | |
| Less depreciation allowed | | 304,366 | | |
| Net property, plant and equipment | | | | 99,120 |
| **Other Assets:** | | | | |
| Research and development | $ | 352,765 | | |
| Syndication costs | | 106,775 | | |
| Total other assets | | | | 459,540 |
| **Total assets** | | | $ | 1,974,441 |
| **Current liabilities:** | | | | |
| Accounts payable | | | | |
| Livestock raising expenses | $ | 1,007 | | |
| Factory contracts | | 33,123 | | |
| Finished leather | | 0 | | |
| Total accounts payable | | | | |
| Total current liabilities | | | $ | 34,130 |
| **Notes & other payables:** | | | | |
| Notes payable | | | | 647,913 |
| Investor notes payable | | | | 388,000 |
| Total liabilities | | | $ | 1,070,043 |
| **Stockholders' equity:** | | | | |
| Current earnings | $ | 188,123 | | |
| Prior earnings | | (302,225) | | |
| | $ | (114,102) | | |
| Equity stock | | 1,018,500 | | |
| Total stockholders' equity | | | | 904,398 |
| **Total liabilities and stockholders equity** | | | $ | 1,974,441 |

F-1

# *JURASSIC INDUSTRIES, INC.*
## *PROFIT and LOSS STATEMENT*
### *For year ending December 31,2011*

| | | |
|---|---|---|
| **Sales income** | | |
| Boot sales | | $ 1,801,531.98 |
| Meat sales | | 12,500.44 |
| | | $ 1,814,032.42 |
| **Manufacturing** | | |
| Cost of materials | $ 393,614.44 | |
| Cost of labor | 364,646.45 | |
| Other mfg costs | 124,758.27 | |
| Total cost manufacturing | | 883,019.16 |
| **Gross profit from boot sales** | | $ 931,013.26 |
| **Operating expenses & overhead** | | |
| Advertising | $ 9,721.34 | |
| Auto | 11,654.07 | |
| Contract labor | 26,535.58 | |
| Sales commission | 81,902.14 | |
| Customs | 25,989.04 | |
| Depreciation | 79,364.00 | |
| Feed | 63,133.41 | |
| Freight | 17,871.62 | |
| Insurance | 8,845.19 | |
| Interest | 40,692.69 | |
| Legal & accounting | 5,875.82 | |
| Office expenses | 3,875.99 | |
| Payroll expenses | 182,804.73 | |
| Rent | 11,664.00 | |
| Repairs | 6,471.93 | |
| Ranch supplies | 4,960.58 | |
| Meals | 4,573.82 | |
| Travel | 17,649.61 | |
| Taxes | 4,630.92 | |
| Utilities & communications | 16,621.56 | |
| Total expenses | | 624,838.04 |
| **Profit (loss) from operations before taxes** | | $ 306,175.22 |

**JURASSIC INDUSTRIES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDING December 31, 2011

## *Note 1 - Description of Business*

*Jurassic Industries Inc.* is the only upscale vertical boot manufacturing company in the United States that specializes in making ostrich boots and accessories. Jurassic Industries produces all hand-crafted products including Western casual and dress boots for men, women, and children. Jurassic Industries operates under three brand names: Jurassic Ranch for men, Donna Jean for women, and Jurassic Kids for children. In 2010, the company started selling meat derived from its wholly owned ostrich farms in Texas, the sale of ostrich meat represents less than 1% of its annual revenue in 2011.

## *Note 2 - Summary of Significant Accounting Policies and Reporting Practices*

### *Basis of Accounting*

The company uses the accrual basis of accounting in preparation of their financial statements ending on December 31, 2011. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to receipt or payment of cash. These accounting principles are consistent with Generally Accepted Accounting Principles (GAAP).

### *Cash and Cash Equivalents*

Cash and equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at date of purchase. The carrying amounts reflected in the balance sheet for cash and equivalents approximate fair value.

### *Inventory Valuation*

Inventories are stated at lower of cost or market and valued on a first-in, first-out ("FIFO") .

### *Shipping and Handling Costs*

Shipping and handling costs are expensed as incurred and included as a separate line item called Freight expense.

## *Note 3 - Accounts Receivables*

Accounts Receivables consists primarily of amounts receivable from customers. Below is an aging table for accounts receivable as of December 31, 2011.

| | |
|---|---|
| Current - 30 days | $167,471.00 |
| 31 - 60 days | $194,005.00 |
| 61 - 90 days | $50,664.00 |
| Over 90 days | $0.00 |
| Total | $412,140.00 |

## *Note 4 - Property, Plant and Equipment and Depreciation*

Property, plant and equipment are recorded at cost. Depreciation for financial reporting purposes is determined on a straight-line basis for plant, property and equipment. The Company has the following fixed assets on the balance sheet as of December 31, 2011:

| Asset | Cost | Accumulated Depreciation | Useful Life | Net Book Value |
|---|---|---|---|---|
| Ranch Leasehold Improvements | $ 172,078.00 | $ (163,931.00) | 5.00 | $ 8,147.00 |
| Ranch Equipment | $ 154,716.00 | $ (87,788.00) | 5.00 | $ 66,928.00 |
| Factory Equipment | $ 57,459.00 | $ (36,843.00) | 5.00 | $ 20,616.00 |
| Factory Leasehold Improvements | $ 16,882.00 | $ (13,453.00) | 5.00 | $ 3,429.00 |
| Building Leasehold Improvements | $ 2,351.00 | $ (2,351.00) | 5.00 | $ - |
| TOTAL | $ 403,486.00 | $ (304,366.00) | | $ 99,120.00 |

### *Note 5 - Research & Development*

The Company incurred research & development costs on several new lines of product scheduled to be on released throughout 2012. The research & development costs are expected to be amortized when the product lines are launched in 2012.

### *Note 6 - Related Party Transactions*

The Company has not engaged in any related party transactions.

### *Note 7 - Commitments and contingencies*

The Company does not have any commitments and contingencies outside its normal course of business.

### *Note 8 - Accounts Payable*

The Company has commitments to pay its suppliers within the next 90 days in the amount of $34,130.00.

### *Note 9 - Notes Payable*

The Company has a Small Business Administration (SBA) loan outstanding in the amount of $647,913.00 as of December 31, 2011. The Note is due on December 9, 2019. Investor's Notes Payable in the amount of $388,000.00 carries an interest rate of 8%, the note will be converted at 2 shares for every $1.00 plus the accumulated interest of 8% upon the Regulation A offering.

### *Note 10 - Significant Customer*

No customer accounted for 10% or more of our sales during 2011.

### *Note 11 - Foreign Currency Risks*

The Company receives all sales and pays all vendors in United States Dollar.

### *Note 12 - Common stock*

On 12/31/2011, there were 25 million common shares issued and outstanding. The Company has rights to offer 100 million shares of common and 20 million shares of preferred. No preferred shared were issued as of 12/31/11.

## *Note 13 - Compensation of Officers*

The Company paid it's President and CEO, Reginald W. Lindberg, an annual salary of $60,000.00 in fiscal year 2011. No other officers received wages during 2011.

## *Note 14 - Fiscal and Calendar Year End*

The Company uses a calendar year end of December 31 as the final day of both its fiscal and tax year.

## *Note 15 - Income Tax*

The Company is taxed as a subchapter C Corporation under the Internal Revenue Code.

# *JURASSIC INDUSTRIES, INC.*

## *d/b/a Jurassic Boots*
## *Balance Sheet*
## *December 31, 2010*

| | | |
|---|---|---|
| **Current assets** | | |
| Cash on hand and in banks | | $ 42,320 |
| Accounts receivable | | 53,040 |
| Ostrich stock | | 206,100 |
| Product inventories | | |
| Finished boots inventory | $ 100,046 | |
| Finished leather | 48,980 | |
| Green salted hides | 1,300 | |
| Work in process (boots) | 78,891 | |
| Total inventory | | 229,217 |
| Total current assets | | $ 530,677 |
| **Property, plant and equipment:** | | |
| Ranch leasehold improvements | $ 172,078 | |
| Ranch equipment | 134,785 | |
| Building leasehold improvements | 2,351 | |
| Factory leasehold improvements | 16,882 | |
| Factory equipment | 57,459 | |
| Total property, plant and equipment | $ 383,555 | |
| Less depreciation allowed | 225,001 | |
| Net property, plant and equipment | | 158,554 |
| **Other Assets:** | | |
| Research and development | $ 352,765 | |
| Total other assets | | 352,765 |
| **Total assets** | | $ 1,041,996 |
| **Current liabilities:** | | |
| Accounts payable | | |
| Livestock raising expenses | $ 3,012 | |
| Factory contracts | 106,645 | |
| Finished leather | 72,859 | |
| Total accounts payable | | |
| Total current liabilities | | $ 182,516 |
| **Notes & other payables:** | | |
| Notes payable | | 706,757 |
| Investor notes payable | | 282,000 |
| Total liabilities | | $ 1,171,273 |
| **Stockholders' equity:** | | |
| Current earnings | $ (34,261) | |
| Prior earnings | -386,016 | |
| | $ (420,277) | |
| Equity stock | 291,000 | |
| Total stockholders' equity | | (129,277) |
| **Total liabilities and stockholders equity** | | $ 1,041,996 |



YearEnd_10 (2)
BS 12.31.10

Printed 3/22/2012
2:53 PM

# *JURASSIC INDUSTRIES, INC.*
## *PROFIT and LOSS STATEMENT*
## *For year ending December 31, 2010*

| | | |
|---|---|---|
| **Sales income** | | |
| Boot sales | | $ 240,468.62 |
| Meat sales | | 6010 |
| Total income | | $ 246,478.62 |
| **Manufacturing** | | |
| Cost of materials | $ 64,514.15 | |
| Cost of labor | 62,838.71 | |
| Other mfg costs | 2,047.91 | |
| Total cost manufacturing | | 129,400.77 |
| **Gross profit from boot sales** | | $ 117,077.85 |
| **Operating expenses & overhead** | | |
| Advertising | $ 995.69 | |
| Auto | 4,103.93 | |
| Contract labor | 20,063.83 | |
| Sales commission | 16,308.41 | |
| Customs | 1,653.07 | |
| Depreciation | 61,310.00 | |
| Feed | 38,306.27 | |
| Freight | 3,283.84 | |
| Insurance | 6,441.00 | |
| Interest | 44,460.88 | |
| Legal & accounting | 4,066.00 | |
| Office expenses | 3,160.63 | |
| Payroll expenses | 56,331.18 | |
| Rent | 11,664.00 | |
| Repairs | 3,546.41 | |
| Ranch supplies | 1,547.37 | |
| Meals | 1,234.44 | |
| Travel | 6,195.89 | |
| Taxes | 1,813.61 | |
| Utilities & communications | 12,771.62 | |
| Total expenses | | 299,258.07 |
| **Profit (loss) from operations before taxes** | | $ (182,180.22) |

F-9

**JURASSIC INDUSTRIES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDING December 31, 2010

## *Note 1 - Description of Business*

*Jurassic Industries Inc.* is the only upscale vertical boot manufacturing company in the United States that specializes in making ostrich boots and accessories. Jurassic Industries produces all hand-crafted products including Western casual and dress boots for men, women, and children. Jurassic Industries operates under three brand names: Jurassic Ranch for men, Donna Jean for women, and Jurassic Kids for children. In 2010, the company started selling meat derived from its wholly owned ostrich farms in Texas, the sale of ostrich meat represents less than 3% of its annual revenue in 2010.

## *Note 2 - Summary of Significant Accounting Policies and Reporting Practices*

### *Basis of Accounting*

The company uses the accrual basis of accounting in preparation of their financial statements ending on December 31, 2010. Under the accrual method, revenues are recognized when earned and expenses are recognized when a liability is incurred, without regard to receipt or payment of cash. These accounting principles are consistent with Generally Accepted Accounting Principles (GAAP).

### *Cash and Cash Equivalents*

Cash and equivalents represent cash and short-term, highly liquid investments with maturities of three months or less at date of purchase. The carrying amounts reflected in the balance sheet for cash and equivalents approximate fair value.

### *Inventory Valuation*

Inventories are stated at lower of cost or market and valued on a first-in, first-out ("FIFO") .

### *Shipping and Handling Costs*

Shipping and handling costs are expensed as incurred and included as a separate line item called Freight expense.

## *Note 3 - Accounts Receivables*

Accounts Receivables consists primarily of amounts receivable from customers. Below is an aging table for accounts receivable as of December 31, 2010.

| | |
|---|---|
| Current - 30 days | $12,514.00 |
| 31 - 60 days | $38,295.00 |
| 61 - 90 days | $2,231.00 |
| Over 90 days | $0.00 |
| Total | $53,040.00 |

## *Note 4 - Property, Plant and Equipment and Depreciation*

Property, plant and equipment are recorded at cost. Depreciation for financial reporting purposes is determined on a straight-line basis for plant, property and equipment. The Company has the following fixed assets on the balance sheet as of December 31, 2010:

| Asset | Cost | Accumulated Depreciation | Useful Life | Net Book Value |
|---|---|---|---|---|
| Ranch Leasehold Improvements | $ 172,078.00 | $ (129,515.00) | 5.00 | $ 42,563.00 |
| Ranch Equipment | $ 134,785.00 | $ (58,174.00) | 5.00 | $ 76,611.00 |
| Factory Equipment | $ 57,459.00 | $ (25,354.00) | 5.00 | $ 32,105.00 |
| Factory Leasehold Improvements | $ 16,882.00 | $ (10,077.00) | 5.00 | $ 6,805.00 |
| Building Leasehold Improvements | $ 2,351.00 | $ (1,881.00) | 5.00 | $ 470.00 |
| TOTAL | $ 383,555.00 | $ (225,001.00) | | $ 158,554.00 |

### *Note 5 - Research & Development*

The Company incurred research & development costs on several new lines of product scheduled to be on released throughout 2012. The research & development costs are expected to be amortized when the product lines are launched in 2012.

### *Note 6 - Related Party Transactions*

The Company has not engaged in any related party transactions.

### *Note 7 - Commitments and contingencies*

The Company does not have any commitments and contingencies outside its normal course of business.

### *Note 8 - Accounts Payable*

The Company has commitments to pay its suppliers within the next 90 days in the amount of $182,516.00.

### *Note 9 - Notes Payable*

The Company has a Small Business Administration (SBA) loan outstanding in the amount of $706,757.00 as of December 31, 2010. The Note is due on December 9, 2019. Investor's Notes Payable in the amount of $282,000.00 carries an interest rate of 8%, the note will be converted at 2 shares for every $1.00 plus the accumulated interest of 8% upon the Regulation A offering.

### *Note 10 - Significant Customer*

No customer accounted for 10% or more of our sales during 2010.

### *Note 11 - Foreign Currency Risks*

The Company receives all sales and pays all vendors in United States Dollar.

### *Note 12 - Common stock*

As of December 31, 2010, the Company has 3 million shares of common stock issued and outstanding.

### *Note 13 - Compensation of Officers*

The Company did not pay it's President and CEO, Reginald W. Lindberg, an annual salary in fiscal year 2010.

### *Note 14 - Fiscal and Calendar Year End*

The Company uses a calendar year end of December 31 as the final day of both its fiscal and tax year.

### *Note 15 - Income Tax*

The Company is taxed as a subchapter C Corporation under the Internal Revenue Code.

## PART III - EXHIBITS

| Exhibit Number | Description of Exhibit |
|---|---|
| 2.1 | Articles of Incorporation |
| 2.2 | Amended and Restated Articles of Incorporation |
| 2.3 | By-laws |
| 3.1 | Form of Common Stock Certificate |
| 3.2 | Form of Promissory Note |
| 4.1 | Form of Subscription Agreement* |
| 6.1 | Lease for Executive Office |
| 6.2 | Letter Agreement, dated May 31, 2011, extending the term of the Office Lease |
| 6.3 | Ranch Lease |
| 10.1 | Consent of Sichenzia Ross Friedman Ference LLP (contained in Exhibit 11.1) |
| 11.1 | Opinion of Sichenzia Ross Friedman Ference LLP * |

* To be filed by amendment

**SIGNATURES**

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Decatur, Texas on March 23, 2012.

JURASSIC INDUSTRIES, INC.

By: Reg Lindberg
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

| SIGNATURE | TITLE | DATE |
|---|---|---|
| Reg Lindberg | Chief Executive Officer and Director | March 23, 2012 |
| Donna Jean Lindberg | Secretary and Director | March 23, 2012 |
| Jose A. Soto III | Chief Financial Officer | March 23, 2012 |

# EXHIBIT 2.1

FILED
In the Office of the
Secretary of State of Texas

OCT 13 2006

Corporations Section

# ARTICLES OF INCORPORATION

# OF

# JURASSIC INDUSTRIES, INC.

I, the undersigned natural person, of the age of twenty-one years or more, being a resident of the State of Texas and acting as Incorporator of a Corporation under the Texas Business Corporation Act, do hereby adopt the following Articles of Incorporation for such corporation:

## ARTICLE ONE

The name of the corporation is **JURASSIC INDUSTRIES, INC.**

## ARTICLE TWO

The period of its duration is perpetual.

## ARTICLE THREE

The purpose or purposes for which the corporation is organized are:

A. **Breeding Ostriches**

To purchase, own, breed, propagate, sell, and otherwise dispose of ostriches and to deal in the products therefrom and to acquire by purchase or otherwise land and personal property necessary for the carrying out of such business and do such other business as shall be necessary, convenient, or incident thereto.

B. **Slaughterhouse**:

To buy, sell, and deal in all classes and description of livestock; to pack, cure, render, and refine, and to deal in meats and meat by-products, and to manufacture, produce, and generally deal in hides, oil;, glue, animal fertilizers, and all other articles made from the carcasses of animals; and ,in connection therewith, to establish, buy, lease, or otherwise acquire, own, maintain, operate, and dispose of real property, stockyards, slaughterhouses, packing houses, rendering, refining, or curing plants and necessary buildings therefore, and all other facilities and structures necessary or expedient for such purposes.

C. **Manufacturing- Leather Products:**

To manufacture every variety of product from ostrich hides, leather and natural and synthetic substitutes for leather; and to conduct, maintain, manage, and operate the business of manufacturing, buying, selling, importing, exporting, distributing, and otherwise dealing with products fabricated from ostrich hides, leather and leather substitutes.

D. **Manufacturing- Boots:**

To manufacture, construct, fabricate, buy, sell, import, export, and otherwise deal in and with boots of all kinds and descriptions, for men, women, and children, of every kind of leather, at wholesale or retail, including, but not limited to, making the boots of ostrich hides and other types of exotic skins and leathers; and to obtain, and dispose of supplies, materials, tools, machinery, appliances, and apparatus necessary or useful in such manufacture; and to design, manufacture, and sell, new styles and models of boots.

E. **Real and Personal Property Purposes:**

(1) To lease, purchase, hold, own, mortgage, sell and operate such property, both real and personal, as it may consider necessary, convenient, expedient or useful for the successful conduct of its business, subject to the provisions of Part 4, Texas Miscellaneous Corporations Law Act.

(2) To purchase, sell, acquire by lease, grant by lease, rent, sublease and subdivide real property in towns, cities and villages and their suburbs, not extending more than two miles beyond their limits according to Article 13.02.-4.05 of the Texas Miscellaneous Corporations Law Act.

F. **General Powers:**

To do generally every other thing necessary and incidental to the conduct of its business or incidental to the enjoyment of the powers and privileges herein granted.

## ARTICLE FOUR

The aggregate number of share which the corporation shall have the authority to issue is three million (3,000.000) shares, without par value.

## ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand ($1,000.00) Dollars, consisting of money, labor done, or property actually received.

## ARTICLE SIX

The address of its initial registered office is 16970 Dallas Parkway, Suite 110, Dallas, Texas 75248 and the name of its initial registered agent at such address is **JOHN P. KNOUSE.**

## ARTICLE SEVEN

The number of Directors constituting the Initial Board of Directors is two (2) and the name and address of the person who is to serve as Director until the First Annual Meeting of the Shareholders or until their successors are elected and qualified are:

| NAME | ADDRESS |
|---|---|
| **REGINALD LINDBERG** | 260 Pr. 2219<br>Decatur, Texas 76234. |
| **JOHN P. KNOUSE** | 16970 Dallas Parkway, Suite 110,<br>Dallas, Texas 75248 |

## ARTICLE EIGHT

The name and address of the Incorporator is **JOHN P. KNOUSE, 16970 N. DALLAS PARKWAY, SUITE 110, DALLAS, TEXAS 75248.**

IN WITNESS WHEREOF, I have hereunto set my hand this the 11th day of October, 2006.

JOHN P. KNOUSE,
Incorporator

**THE STATE OF TEXAS §**
**§**
**COUNTY OF DALLAS §**

I, Jayeli Tucker, a Notary Public in and for said County and State, do hereby certify that on this the 11th day of October, 2006, personally appeared before me **JOHN P. KNOUSE**, being by me first duly sworn, declared that he is the person who signed the foregoing document as Incorporator and that the statements therein contained are true.

Jayeli Tucker
Notary Public
State of Texas
My Commission Expires
March 21, 2010

Notary Public in and for
The State of Texas

My Commission Expires:

March 21, 2010

# EXHIBIT 2.2

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

# Office of the Secretary of State

## CERTIFICATE OF FILING
## OF

JURASSIC INDUSTRIES, INC.
800720825

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 08/24/2011

Effective: 08/24/2011

Hope Andrade
Secretary of State

FILED
In the Office of the
Secretary of State of Texas
AUG 24 2011
Corporations Section

**AMENDED AND RESTATED ARTICLES OF INCORPORATION**
**(With Amendments)**
**OF**
**JURASSIC INDUSTRIES, INC.**
**A Texas Corporation**

Pursuant to the provisions of the Texas Business Organizations Code the ("TBOC"), Jurassic Industries, Inc., a Texas corporation (the "Corporation"), hereby adopts these Amended and Restated Articles of Incorporation (the "Restated Articles"), which accurately reflect the original Articles of Incorporation and all amendments thereto that are in effect to date (collectively, the "Original Articles") and as further amended by such Restated Articles as hereinafter set forth and which contain no other change in any provision thereof, other than the omission of the name and address of the incorporator or organizer of the Corporation, as permitted by the TBOC.

1. The name of the Corporation is Jurassic Industries, Inc.

2. The Original Articles of the Corporation are amended by these Restated Articles as follows:

   ARTICLE FOUR is amended and restated in its entirety to read as set forth in ARTICLE FOUR of the Restated Articles by adding a description of the rights associated with the Corporation's common stock, adding a paragraph describing the 1:11.47104708 forward split of the Company's shares of common stock and adding a description of the rights associated with the Corporation's preferred stock.

   ARTICLE EIGHT of the Original Articles is deleted in its entirety to remove the name and address of the incorporate or organizer of the Corporation.

   ARTICLE EIGHT is added in its entirety to read as set forth in ARTICLE EIGHT of the Restated Articles by adding a paragraph removing the right to cumulative voting for directors.

   ARTICLE NINE is added in its entirety to read as set forth in ARTICLE NINE of the Restated Articles by adding a paragraph removing any preemptive or preferential rights associated with the Corporation's common stock.

   ARTICLE TEN is added in its entirety to read as set forth in ARTICLE TEN of the Restated Articles by adding a paragraph providing indemnification of officers and directors.

   ARTICLE ELEVEN is added in its entirety to read as set forth in ARTICLE ELEVEN of the Restated Articles by adding a paragraph allowing for approval of certain actions by shareholders who hold at least 50% of the outstanding shares to vote thereon.

   ARTICLE TWELVE is added in its entirety to read as set forth in ARTICLE TWELVE of the Restated Articles by adding a paragraph allowing for approval of certain actions by shareholders who hold at least 50% of the outstanding shares to vote thereon.

   ARTICLE THIRTEEN is added in its entirety to read as set forth in ARTICLE THIRTEEN of the Restated Articles by adding a paragraph allowing for the limitation of director liability.

3. These Restated Articles have been effected in conformity with the provisions of the TBOC and the Corporation's constituent documents, and these Restated Articles and each such amendments made by these Restated Articles were duly adopted and approved by the shareholders of the Corporation as of July 26, 2011.

4. The Original Articles are hereby superseded by the following Restated Articles, which accurately copy the entire text thereof as amended as set forth above:

*[Reminder of page intentionally left blank]*

**AMENDED AND RESTATED**
**CERTIFICATE OF FORMATION**
**OF**
**JURASSIC INDUSTRIES INC.**
**(A TEXAS CORPORATION)**

## ARTICLE ONE

The name of the Corporation is **JURASSIC INDUSTRIES, INC.**

## ARTICLE TWO

The period of duration of the Corporation is perpetual.

## ARTICLE THREE

The purpose for which the Corporation is organized are:

**A.** **Breeding Ostriches:**

To purchase, own, breed, propagate, sell, and otherwise dispose of ostriches and to deal in the products therefrom and to acquire by purchase or otherwise land and personal property necessary for the carrying out of such business and do such other business as shall be necessary, convenient, or incident thereto.

**B.** **Slaughterhouse:**

To buy, sell, and deal in all classes and description of livestock; to pack, cure, render, and refine, and to deal in meats and meat by-products, and to manufacture, produce, and generally deal in hides, oil;, glue, animal fertilizers, and all other articles made from the carcasses of animals; and, in connection therewith, to establish, buy, lease, or otherwise acquire, own, maintain, operate, and dispose of real property, stockyards, slaughterhouses, packing houses, rendering, refining, or curing plants and necessary buildings therefore, and all other facilities and structures necessary or expedient for such purposes.

**C.** **Manufacturing – Leather Products:**

To manufacture every variety of product from ostrich hides, leather and natural and synthetic substitutes for leather; and to conduct, maintain, manage, and operate the business of manufacturing, buying, selling, importing, exporting, distributing, and otherwise dealing with products fabricated from ostrich hides, leather and leather substitutes.

**D.** **Manufacturing – Boots:**

To manufacture, construct, fabricate, buy, sell, import, export, and otherwise deal in and with boots of all kinds and descriptions, for men, women, and children, of every kind of leather, at wholesale or retail, including, but not limited to, making the boots of ostrich hides and other types of exotic skins and leathers; and to obtain, and dispose of supplies, materials, tools, machinery, appliances, and apparatus necessary or useful in such manufacture; and to design, manufacture, and sell new styles and models of boots.

E. **Real and Personal Property Purposes:**

(1) To lease, purchase, hold, own, mortgage, sell and operate such property, both real and personal, as it may consider necessary, convenient, expedient or useful for the successful conduct of it is business, subject to the provisions of Part 4, Texas Miscellaneous Corporations Law Act.

(2) To purchase, sell, acquire by lease, grant by lease, rent, sublease and subdivide real property in towns, cities and villages and their suburbs, not extending more than two miles beyond their limits according to Article 13.02-4.05 of Texas Miscellaneous Corporations Law Act.

F. **General Powers:**

To do generally every other thing necessary and incidental to the conduct of its business or incidental to the enjoyment of the powers and privileges herein granted.

## ARTICLE FOUR

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Twenty Million Five Million (120,000,000), of which (a) One Hundred Million (100,000,000) shares shall be designated as Common Stock, without par value, and (b) Twenty Million (20,000,000) shares shall be designated as Preferred Stock, without par value.

The following is a statement of the designations, preferences, limitations, and relative rights, including voting rights, in respect of the classes of stock of the Corporation and of the authority with respect thereto expressly vested in the Board of Directors of the Corporation:

## COMMON STOCK

(1) Each share of Common Stock of the Corporation shall have identical rights and privileges in every respect. The holders of shares of Common Stock shall be entitled to vote upon all matters submitted to a vote of the shareholders of the Corporation and shall be entitled to one vote for each share of Common Stock held.

(2) Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefore.

(3) In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Paragraph (3), shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more

classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation.

(4) Effective as of the effectiveness of this Restated Articles pursuant to Section 3.063(c) of the TBOC (the "Effective Time"), and without any further action on the part of the Corporation or its shareholders, each share of Common Stock issued and outstanding at such time shall be and hereby is automatically reclassified, changed and converted into 11.47104708 shares of Common Stock without any action by the holder thereof. Such reclassification, change and conversion shall not change the par value of the Common Stock.

**PREFERRED STOCK**

(1) Shares of the Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated and expressed herein or in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation. Each such series of Preferred Stock shall be designated so as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors of the Corporation is hereby expressly authorized, subject to the limitations provided by law, to establish and designate series of the Preferred Stock, to fix the number of shares constituting each series, and to fix the designations and the preferences, limitations, and relative rights, including voting rights, of the shares of each series and the variations of the relative rights and preferences as between series, and to increase and to decrease the number of shares constituting each series, provided that the Board of Directors may not decrease the number of shares within a series to less than the number of shares within such series that are then issued. The relative powers, rights, preferences, and limitations may vary between and among series of Preferred Stock in any and all respects so long as all shares of the same series are identical in all respects, except that shares of any such series issued at different times may have different dates from which dividends thereon cumulate. The authority of the Board of Directors of the Corporation with respect to each series shall include, but shall not be limited to, the authority to determine the following:

(a) The designation of such series;

(b) The number of shares initially constituting such series;

(c) The rate or rates and the times at which dividends on the shares of such series shall be paid, the periods in respect of which dividends are payable, the conditions upon such dividends, the relationship and preferences, if any, of such dividends to dividends payable on any other class or series of shares, whether or not such dividends shall be cumulative, partially cumulative, or noncumulative, if such dividends shall be cumulative or partially cumulative, the date or dates from and after which, and the amounts in which, they shall accumulate, whether such dividends shall be share dividends, cash or other dividends, or any combination thereof, and the other terms and conditions, if any, applicable to dividends on shares of such series;

(d) Whether or not the shares of such series shall be redeemable or subject to repurchase at the option of the Corporation or the holder thereof or upon the happening of a specified event, if such shares shall be redeemable, the terms and conditions of such redemption, including but not limited to the date or dates upon or after which such shares shall be redeemable, the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates, and whether such amount shall be payable in cash, property, or rights, including securities of the Corporation or another corporation;

(e) The rights of the holders of shares of such series (which may vary depending upon the circumstances or nature of such liquidation, dissolution, or winding up) in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation and the relationship or preference, if any, of such rights to rights of holders of stock of any other class or series. A liquidation, dissolution, or winding up of the Corporation, as such terms are used in this subparagraph (e), shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation;

(f) Whether or not the shares of such series shall have voting powers and, if such shares shall have such voting powers, the terms and conditions thereof, including, but not limited to, the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other classes or series of stock and the right to have more (or less) than one vote per share; provided, however, that the right to cumulate votes for the election of directors is expressly denied and prohibited;

(g) Whether or not a sinking fund shall be provided for the redemption of the shares of such series and, if such a sinking fund shall be provided, the terms and conditions thereof;

(h) Whether or not a purchase fund shall be provided for the shares of such series and, if such a purchase fund shall be provided, the terms and conditions thereof;

(i) Whether or not the shares of such series, at the option of either the Corporation or the holder or upon the happening of a specified event, shall be convertible into stock of any other class or series and, if such shares shall be so convertible, the terms and conditions of conversion, including, but not limited to, any provision for the adjustment of the conversion rate or the conversion price;

(j) Whether or not the shares of such series, at the option of either the Corporation or the holder or upon the happening of a specified event, shall be exchangeable for securities, indebtedness, or property of the Corporation and, if such shares shall be so exchangeable, the terms and conditions of exchange, including, but not limited to, any provision for the adjustment of the exchange rate or the exchange price; and

(k) Any other preferences, limitations, and relative rights as shall not be inconsistent with the provisions of this Article Four or the limitations provided by law.

(2) Except as otherwise required by law or in any resolution of the Board of Directors creating any series of Preferred Stock, the holders of shares of Preferred Stock and all series thereof who are entitled to vote shall vote together with the holders of shares of Common Stock, and not separately by class.

**ARTICLE FIVE**

The corporation will not commence business until it has received for the issuance of its shares consideration of the value of at least One Thousand Dollars ($1,000.00), consisting of money, labor done or property actually received.

## ARTICLE SIX

The address of its initial registered office is 16970 Dallas Parkway, Suite 110, Dallas, Texas 75248 and the name of its initial registered agent at such address is **JOHN P. KNOUSE.**

## ARTICLE SEVEN

The number of the members of the Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The names and address of the persons who currently service as directors until their successors are elected and qualified are:

| NAME | ADDRESS |
| --- | --- |
| **REGINALD LINDBERG** | 260 Pr. 2219<br>Decatur, Texas 76234 |
| **DONNA JEAN LINDGERG** | 260 Pr. 2219<br>Decatur, Texas 76234 |

## ARTICLE EIGHT

At each election of directors, each shareholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote. No shareholder shall have the right to cumulate their votes in any election of directors.

## ARTICLE NINE

No holder of any shares of any class of stock of the corporation shall, as such holder, have any preemptive or preferential right to receive, purchase or subscribe to additional, unissued or treasury shares of any class of stock of the corporation, or securities, obligations or evidences of indebtedness of the corporation convertible into or carrying a right to subscribe to or purchase such shares, or any other securities that may hereafter from time to time be issued or sold by the corporation.

## ARTICLE TEN

The Corporation shall indemnify any person who was, is, or is threatened to be made a named defendant or respondent in a proceeding (as hereinafter defined) because the person (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may grant indemnification under the TBOC, as the same exists or may hereafter be amended.

## ARTICLE ELEVEN

Any action of the Corporation which, under the provisions of the TBOC or any other applicable law, is required to be authorized or approved by the holders of any specified percentage which is in excess of fifty percent of the outstanding shares (or of any class or series thereof) of the Corporation shall, notwithstanding any law, be deemed effectively and properly authorized or approved if authorized or approved by the vote of the holders of more than fifty percent of the outstanding shares entitled to vote thereon (or, if the holders of any class or series of the Corporation's shares shall be entitled by the TBOC or any other applicable law to vote thereon separately as a class, by the vote of the holders of more than fifty percent of the outstanding shares of each such class or series). Without limiting the generality of the foregoing, the foregoing provisions of this Article Eleven shall be applicable to any required shareholder authorization or approval of: (a) any amendment to these articles of incorporation; (b) any plan of merger, share exchange, or reorganization involving the Corporation; (c) any sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the Corporation; and (d) any voluntary dissolution of the Corporation.

## ARTICLE TWELVE

Any action required by the TBOC to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall be signed by the holder or holders of shares of the Corporation having not less than a minimum of votes that would be necessary to take such action at a meeting at which the holders of all shares of the Corporation entitled to vote on the action were present and voted.

## ARTICLE 13

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for any act or omission in the director's capacity as a director, except that this provision does not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for:

A. a breach of the director's duty of loyalty to the Corporation or its shareholders;

B. an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or that involves intentional misconduct or a knowing violation of the law;

C. a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director's duties; or

D. an act or omission for which the liability of the director is expressly provided for by an applicable statute.

If the TBOC is amended to authorize action further eliminating or limiting the liability of directors, then the liability of a director of the Corporation shall automatically be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of this Article 13 shall not adversely affect any right of protection of a director of the Corporation for acts or omissions that occurred before such repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Formation to be signed by a duly authorized officer of the Corporation this 15 day of August, 2011.

**JURASSIC INDUSTRIES, INC.**

By: [signature]
Name: Reg Lindberg
Title: Chief Executive Officer

# EXHIBIT 2.3

# BY-LAWS
# OF

# JURASSIC INDUSTRIES, INC.

## ARTICLE ONE
## CAPITAL STOCK

**Section 1:** Share certificates, as approved by the Board of Directors, shall be issued to shareholders specifying the name of the owner, number of shares, and date of issue. Each certificate shall be signed by the President and Secretary with the corporate seal affixed thereon. Each certificate shall be numbered in the order in which it is issued.

**Section 2:** Each shareholder shall be entitled to one vote per share of common stock, unless otherwise stated in Articles of Incorporation.

**Section 3:** Transfer of shares of Stock shall be in the transfer ledger of the corporation. Such transfers shall be done in person or by power of attorney. Transfers shall be completed on the surrender of the old certificate, duly assigned.

## ARTICLE TWO
## SHAREHOLDERS MEETING

**Section 1:** The annual meeting of the shareholders of the Corporation shall be held on the 20th day in the month of October, in each year, at the hour of ten o'clock a.m., or such other time or date as shall be fixed by the Board of Directors.

**Section 2:** Special meetings of the shareholders may be called for any purpose, unless otherwise prescribed by statute, at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of not less than ten percent (10%) of all shares of the Corporation then outstanding entitled to vote, so long as such written request is signed by all shareholders mentioned herein, describes the purpose or proposes for which it is to be held and is delivered to the Corporation.

**Section 3:** The Board of Directors may designate any place, either within or without the State of Texas, as the place of meeting for any annual or special meeting called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation in the State of Texas.

**Section 4:** Written notice of each meeting of shareholders, whether annual or special, stating the time, date, and hour of the meeting and place where it is to be held, and in the case of a special meeting, the purpose or purposes for which meeting is called, shall, unless otherwise prescribed by law, be served either personally or by ordinary mail by or at the direction of the President or Secretary, or the officer or other person or persons calling the meeting, not less than ten or more than sixty days before the meeting, upon each shareholder to whom the giving of notice may be required by law. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

**Section 5:** If less than a majority of the outstanding shares entitled to vote are represented at a shareholders meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or presented, any business may be transacted which was outlined in the original notice for the meeting.

**Section 6:** (A) Except as otherwise provided by statute or by the Articles of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(B) Except as otherwise provided by the statute or by the Article of Incorporation, at each meeting of shareholders, each outstanding share of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in his/her name on the books of the Corporation on each matter voted on a such shareholders meeting.

(C) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so in person or by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his duly authorized attorney-in-fact which is sent to the Secretary or other officer or agent of the Corporation authorized to tabulate votes.

## ARTICLE III
## BOARD OF DIRECTORS

**Section 1:** (A) The number of the directors of the Corporation shall be ( two) unless and until otherwise determined by vote of a majority of the entire Board of Directors.

(B) Except as may otherwise be provided herein or in the Articles of Incorporation, the members of the Board of Directors of the Corporation, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(C) Each director shall hold office until the next annual meeting of the shareholders, and until his successor is elected and qualified, or until his prior death, resignation or removal.

**Section 2:** The business and affairs of the Corporation shall be managed by the Board of Directors.

**Section 3:** A regular annual meeting of the Board of Directors shall be held without any other notice than this By-Law, immediately following and at the same place as the annual meeting of the shareholders.

**Section 4:** (A) Special meetings of the Board of Directors may be called by or at the request of the President or by one of the directors, or by any other officer or individual so specified by the Board, at such time and place as may be specified in the respective notices or waivers of notice thereof.

(B) The person or persons authorized to call such special meeting may fix any designated place, as the place for holding any such special meeting called by them.

(C) Notice of special meetings shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to him such place by U.S. Mail or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held.

(D) Any Director may waive notice of any meeting.

**Section 5:** At all meetings of the Board of Directors the Chairperson of the Board, if any and if present, shall preside. If there shall be no Chairperson, or he shall be absent, then the President shall preside, and in his absence, a Chairperson chosen by the Directors shall preside.

**Section 6:** A majority of the number of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at the meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

**Section 7:** (A) At all meetings of Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(B) If a quorum is present when a vote is taken the affirmative vote of a majority of Directors present is the act of the Board of Directors unless the Articles of Incorporation or these Bylaws require the vote of a greater number of Directors.

**Section 8:** Unless the Articles of Incorporation of the Corporation or these By-Laws provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from any increase in the number of Directors:

(i) The shareholders may fill the vacancy;

(ii) The Board of Directors may fill the vacancy; or

(iii) If the Directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors remaining in office.

**Section 9:** Any director may resign at any time by delivering written notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

**Section 10:** Any director may be removed with or without cause at any time by the shareholders of the Corporation at a special meeting called for the purpose of removing him and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

## ARTICLE IV
## OFFICERS

**Section 1:** (A) The officers of the Corporation shall consist of a President, one or more Vice-Presidents, a Secretary, a Treasurer, and such other officers, including a Chairperson of the Board, as the Board from time to time may deem necessary, each of which is elected by the Board of Directors. Any officer need not be a Director or shareholder of the Corporation. Any two or more offices may be held by the same person.

(B) The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board following each annual meeting of shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently as may be possible.

(C) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his/her election, and until his/her successor shall have been duly elected and shall have been qualified, or until his/her death, resignation or removal.

**Section 2:** Any officer may resign at any time by delivering written notice of such resignation to the Corporation. Such resignation shall become effective when delivered to the Corporation, unless such resignation specifies a later effective date.

(B) The person or persons authorized to call such special meeting may fix any designated place, as the place for holding any such special meeting called by them.

(C) Notice of special meetings shall be mailed directly to each director, addressed to him at his residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to him such place by U.S. Mail or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held.

(D) Any Director may waive notice of any meeting.

__Section 5:__ At all meetings of the Board of Directors the Chairperson of the Board, if any and if present, shall preside. If there shall be no Chairperson, or he shall be absent, then the President shall preside, and in his absence, a Chairperson chosen by the Directors shall preside.

__Section 6:__ A majority of the number of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at the meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

__Section 7:__ (A) At all meetings of Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(B) If a quorum is present when a vote is taken the affirmative vote of a majority of Directors present is the act of the Board of Directors unless the Articles of Incorporation or these Bylaws require the vote of a greater number of Directors.

__Section 8:__ Unless the Articles of Incorporation of the Corporation or these By-Laws provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from any increase in the number of Directors:

(i) The shareholders may fill the vacancy;

(ii) The Board of Directors may fill the vacancy; or

(iii) If the Directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors remaining in office.

**Section 9:** Any director may resign at any time by delivering written notice to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date.

**Section 10:** Any director may be removed with or without cause at any time by the shareholders of the Corporation at a special meeting called for the purpose of removing him and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

## ARTICLE IV
## OFFICERS

**Section 1:** (A) The officers of the Corporation shall consist of a President, one or more Vice-Presidents, a Secretary, a Treasurer, and such other officers, including a Chairperson of the Board, as the Board from time to time may deem necessary, each of which is elected by the Board of Directors. Any officer need not be a Director or shareholder of the Corporation. Any two or more offices may be held by the same person.

(B) The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board following each annual meeting of shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently as may be possible.

(C) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his/her election, and until his/her successor shall have been duly elected and shall have been qualified, or until his/her death, resignation or removal.

**Section 2:** Any officer may resign at any time by delivering written notice of such resignation to the Corporation. Such resignation shall become effective when delivered to the Corporation, unless such resignation specifies a later effective date.

**Section 3:** The Board of Directors may remove any officer at any time with or without cause.

**Section 4:** A vacancy in any office by reason of death, resignation, inability to act, disqualification, or otherwise, may at any time be filled for the un-expired portion of the term by the Board of Directors.

**Section 5:** Each officer has the authority and shall perform the duties set forth in these Bylaws, and to the extent consistent with these Bylaws, the duties prescribed by the Board of Directors or by the direction of an officer or officers authorized by the Board of Directors to prescribe the duties of officers.

## ARTICLE V
## CORPORATE SHARES

**Section 1:** (A) The Board of Directors may authorize the Corporation to issue some or all of its shares with or without certificates. The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i)The Chairman of the Board or the President or a Vice-President, and (ii) The Secretary or any Assistant Secretary, and may bear the corporate seal or a facsimile thereof. The signatures of such Officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or one of is employees and such certificates shall remain valid if the person who signed such certificate no longer holds office when the certificate is issued. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue shall be entered on the stock transfer books of the corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares has been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

B) No certificate, if any, representing shares shall be issued until the full amount of consideration therefore has been paid, except as otherwise permitted by law.

**Section 2:** The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by this Corporation alleged to have been lost, stolen or destroyed upon making if an affidavit of that fact by the owner claiming the certificate or shares to be lost, stolen or destroyed.

**Section 3:** The Corporation shall prepare an alphabetical list of the names of all shareholders who are entitled to notice of a shareholders meeting, arranged by voting group, (and within each voting group by class or series of shares), and show the address and number of shares held by each shareholder. Such shareholders list must be available for inspection by any shareholder beginning two business days after notice of the meeting is given for which the list was prepared and continuing through the meeting, and any adjournment thereof at the Corporation's principal office or a place identified as to where the meeting will be held. A shareholder, his agent or attorney may, on written demand submitted to the Corporation inspect and copy such list during regular business hours and at his expense, during the period it is available for inspection.

## ARTICLE VI
## DIVIDEND

Subject to applicable law, dividends may be declared and paid out of any funds available therefore, as often, in such amounts, and at such time or times as the Board of Directors may determine so long as the Corporation is able to pay its debts as they become due in the usual course of business and the Corporation's total assets exceed its liabilities once such dividend has been declared and paid.

## ARTICLE VII
## FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and altered if necessary, by the Board of Directors from time to time, subject to applicable law.

## ARTICLE VIII
## CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

## ARTICLE IX
## WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder or Director of the Corporation under these By-Laws or under the law, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

## ARTICLE X
## AMENDMENTS

**Section 1 - By Shareholders:** All By-Laws of the Corporation shall be subject to amendment or repeal, and new By-Laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these By-Laws may also be amended or repealed by the Board of Directors.

**Section 2 - By Directors:** The Board of Directors shall have power to make, adopt, alter, amend and speak, from time to time, By-Laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal By-Laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the By-Laws with respect to the removal by the shareholders or to amend or repeal a particular By-Law which the shareholders stated, when passing such By-Law, was not subject to amendment or repeal by the Board of Directors.

**RESOLUTIONS ADOPTED BY INCORPORATOR**

**OF**

**JURASSIC INDUSTRIES, INC.**

The undersigned, being the sole Incorporator of the corporation hereby adopts the following resolutions:

(1) RESOLVED, that a copy of the Certificate on Incorporation of the Corporation, Together with the original receipt showing payment of the statutory Organization tax and filing fee be inserted in the Minute Book of the Corporation:

(2) RESOLVED, that the form of the First By-Laws submitted to the meeting be, And the same hereby are, adopted as and for the By-laws of the Corporation, And that a copy thereof be placed in the Minute Book of the Corporation, Directly following the Certificate of Incorporation:

(3) RESOLVED, that the following persons be, and they hereby are, elected as Directors of the Corporation, to serve until the first annual meeting of Shareholders, and until their successors are elected and qualify:
Reginald (Reg) Lindberg
John P. Knouse

Dated: October 13, 2006

Incorporator

# EXHIBIT 3.1

# Jurassic Industries, Inc.

CERTIFICATE NUMBER

INCORPORATED UNDER THE LAWS OF THE STATE OF TEXAS

SHARES

CUSIP NO.

PAR VALUE $0.001
COMMON STOCK

THIS CERTIFIES THAT

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK PAR VALUE OF $0.001 EACH OF

**Jurassic Industries, Inc.**

TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR. WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.

DATED:

COUNTERSIGNED AND REGISTERED:
ISLAND STOCK TRANSFER
Transfer Agent

By

Authorized Signature

Reg Lindberg
President/CEO

Donna Jean Lindberg
Secretary

Jurassic Industries, Inc.
Corporate Seal
TEXAS

15500 Roosevelt BLVD, Suite 301, Clearwater Fl 33760
727.289.0010

# EXHIBIT 3.2

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXCHANGEABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

**8%PROMISSORY NOTE**

$_________ as of _______ __, 201_

FOR VALUE RECEIVED, Jurassic Industries, Inc. , a Texas corporation (the "Maker"), with its primary offices located in Decatur, Texas, promises to pay to the order of _____________, (the "Payee") or his or its registered assigns (with the Payee, the "Holder"), upon the terms set forth below, the principal sum of __________ Dollars ($________) plus interest on the unpaid principal sum outstanding at the rate of 8% per annum (this "Note").

1. Payments.

(a) Unless an Event of Default shall have previously occurred and be continuing or this Note or before the Maker's common stock becomes approved for trading on the OTC Markets, the full amount of principal and accrued interest under this Note shall be due and payable on a date (the "Maturity Date") that shall be the earlier to occur of: (i) [one year from the date above]; (ii) the date the Maker has its common stock approved for trading on the OTC Markets.

(b) The Maker shall pay interest to the Holder on the aggregate and then outstanding principal amount of this Note at the rate of 8% per annum, payable in arrears on the earlier of (i) the Maturity Date or (ii) acceleration of this Note following an Event of Default pursuant to Section 2.

(c) Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue monthly until payment in full of the outstanding principal, together with all accrued and unpaid interest, and other amounts which may become due hereunder, has been made. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Maker regarding registration and transfers of this Note.

(d) All overdue accrued and unpaid principal and interest to be paid hereunder shall entail a late fee at the rate of 8% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) which will accrue daily, from the date such principal and/or interest is due hereunder through and including the date of payment. Except as otherwise set forth in this Note, the Maker may not prepay any portion of the principal amount of this Note without the 10 Business Day advance written notice to the Holder.

2. Reserved.

3. Events of Default.

(a) "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment of the principal of, or the interest on, this Note, as and when the same shall become due and payable;

(ii) Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Note and such failure or breach shall not have been remedied within ten (10) Business Days after the date on which notice of such failure or breach shall have been delivered;

(iii) Maker shall fail to observe or perform any of its material obligations owed to the Holder or any other material covenant, agreement, representation or warranty contained in, or otherwise commit any material breach hereunder or in any other agreement executed in connection herewith;

(iv) Maker shall commence, or there shall be commenced against the Maker a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker, or there is commenced against the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of sixty (60) days; or the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Maker makes a general assignment for the benefit of creditors; or the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker for the purpose of effecting any of the foregoing;

(b) If any Event of Default occurs and shall be continuing, the full principal amount of this Note, together with all accrued interest thereon, shall become, at the Holder's election, immediately due and payable in cash.

(c) The Holder need not provide and the Maker hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment

4. No Waiver of the Holder's Rights. All payments of principal and interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Holder in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Holder of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Holder of less than the full amount due and payable hereunder shall in no way limit the right of the Holder to require full payment of all sums due and payable hereunder in accordance with the terms hereof.

5. Modifications. No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.

6. Cumulative Rights and Remedies; Usury. The rights and remedies of the Holder expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Note, or applicable law (including at equity). The election of the Holder to avail itself of any one or more remedies shall not be a bar to any other available remedies, which the Maker agrees the Holder may take from time to time. If it shall be found that any interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall be reduced to the maximum permitted rate of interest under such law.

7. Use of Proceeds. Maker shall use the proceeds from this Note hereunder for working capital purposes and not for the satisfaction of any portion of the Maker's debt (other than payment of trade payables in the ordinary course of the Maker's business and prior practices), to redeem any of the Maker's equity or equity-equivalent securities or to settle any outstanding litigation.

8. Severability. If any provision of this Note is declared by a court of competent jurisdiction to be in any way invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

9. Successors and Assigns. This Note shall be binding upon the Maker and its successors and shall inure to the benefit of the Holder and its successors and assigns. The term "Holder" as used herein, shall also include any endorsee, assignee or other holder of this Note.

10. Lost or Stolen Promissory Note. If this Note is lost, stolen, mutilated or otherwise destroyed, the Maker shall execute and deliver to the Holder a new promissory note containing the same terms, and in the same form, as this Note. In such event, the Maker may require the Holder to deliver to the Maker an affidavit of lost instrument and customary indemnity in respect thereof as a condition to the delivery of any such new promissory note.

11. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each of the Maker and the Holder agree that all legal proceedings concerning the interpretations, enforcement and defense of this Note shall be commenced in the state and federal courts sitting in the City of New York, County of New York (the "New York Courts"). Each of the Maker and the Holder hereby irrevocably submit to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder (including with respect to the enforcement of this Note), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each of the Maker and the Holder hereby irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to the other at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each of the Maker and the Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

12. Required Notice to the Holder. The Holder is to be notified by the Maker, within five (5), Business Days, in accordance with Section 14, of the existence or occurrence, of any Event of Default. Addresses for Notice are:

Payee:

Maker:

**Jurassic Industries, Inc.**
**P.O. Box 1511**
**Decatur, Texas 76234**

The undersigned has executed this Note as a maker and not as a surety or guarantor or in any other capacity.

JURASSIC INDUSTRIES, INC.

By:________________________________________

Name: Reg Lindberg

Title: Chief Executive Officer

# EXHIBIT 6.1

# Texas Plaza Office Building Lease Agreement

1. PARTIES: This lease is made between Chisholm Trail Testing and Engineering Company, Inc. as Lessor, whose mailing address is P.O. Box 98, Decatur, Texas 76234-0098; and Jurassic Industries, Inc. as Lessee, whose mailing address will be 902 South Business Highway 81-287, Decatur, Texas 76234.

2. DESCRIPTION: Lessor hereby leases to Lessee and Lessee hereby hires from Lessor the surface only of that certain property, hereinafter called the premises, or Lease premises, situated in Wise County, Texas, and described as follows:

> The building that is presently located at the northwest corner of the intersection of South Business Highway 81-287 and East Hale Street in Decatur, Texas. The mailing address of the aforesaid building is 902 South Business 81-287, Decatur, Texas 76234, and is due north of the business establishment known as the Whistle Stop Cafe. The south border of the Lease premises shall be defined as the southernmost edge of the aforesaid building. This building shall be known as the TEXAS PLAZA OFFICE BUILDING.

3. TERM: The premises are leased for a term of five (5) years, and will commence on November 15, 2006 and will terminate on November 30, 2011.

4. RENTAL: The monthly rent shall be due on, or before, the first day of each calendar month for the full term of this lease. The base rent shall be $800.00 per month for the duration of this lease. In addition, Lessee shall be responsible for all validly assessed ad valorem taxes (property taxes) levied on the premises, and shall pay Lessor a monthly amount equal to one-twelfth (1/12) of the previous year's annual property taxes. Upon execution of this Lease Agreement, Lessee shall pay the total first month's rent plus the base monthly rent ($800.00) for the last month.

5. SECURITY DEPOSIT: Upon the execution of this Lease Agreement Lessee shall deposit with Lessor the sum of $1,000.00 as security for the full and faithful performance by Lessee of all the terms, covenants and conditions of this lease upon Lessee's part to be performed, which said sum shall be returned to Lessee after the expiration of the term herein, provided Lessee has fully and faithfully carried out all of said terms, covenants and conditions on Lessee's part to be performed. The amount returned to Lessee shall be reduced to reflect any charges for cleaning and/or repairs after Lessee has quit and surrendered the premises to Lessor.

6. USE AND OCCUPANCY: Lessee shall use and occupy the premises as an office. Lessee shall not sublet any portion of the premises. The premises are to be utilized solely for business purposes, and no one shall be allowed to reside on the premises, nor shall permanent sleeping quarters be provided for any person.

7. COVENANT TO PAY RENT: Lessee shall pay rent by mail to Lessor at Lessor's above stated address, without demand. As specified by article 4 above, the rent shall be due on, or before, the first day of each calendar month and shall be considered delinquent if postmarked after the first day of the calendar month. Alternatively, Lessee may pay rent to Lessor, in person, at the Petrified Wood Station.

8. CARE OF PREMISES: Lessee shall commit no act of waste and shall take good care of the premises and the fixtures and appurtenances therein, and shall, in the use and occupancy of the premises, conform to all laws, orders, and regulations of the federal, state, and municipal governments or any of their departments. Lessee agrees to accept the leased premises in the condition in which they are presently found. All improvements made by Lessee to the premises that are attached to the premises shall become the property of Lessor upon installation. Lessor shall be responsible for the maintenance of the heating and air conditioning units presently located on the premises. Lessee shall be responsible for the care, cleaning and maintenance of all other items on the premises. Lessor shall be responsible for lawn maintenance. Lessee shall replace, at Lessee's expense, any and all glass items that may become broken in and on the premises. It is agreed and understood that Lessor is the owner of eight (8) original oil paintings that are



#13

currently located on the premises. These oil paintings are to remain on the premises and shall be returned to Lessor when the premises are surrendered to Lessor. Not later than the last day of the term, Lessee shall, at Lessee's expense, remove all of Lessee's personal property. All property of Lessee remaining on the premises after the last day of the term of this lease shall be conclusively deemed abandoned and may be removed by Lessor, and Lessee shall reimburse Lessor for the cost of such removal. Lessor may have any such property stored at Lessee's risk and expense.

9. SIGNS AND LIGHTING: Lessee, with the approval of the Lessor, shall be responsible for the lettering on the existing sign in front of the building. This lettering will include the business name of the Lessee and other appropriate information. Lessee agrees to energize the existing "TEXAS PLAZA" neon sign and the flood lights located on the roof of the building, between sundown and 12:00 Midnight each day. Lessee also agrees to be responsible for the security light located at the northwest corner of the building. No sign, advertisement or notice shall be affixed to or placed upon any part of the premises by the Lessee, except in such manner, and of such size, design and color as shall be approved in advance in writing by the Lessor.

10. ALTERATIONS, ADDITIONS OR IMPROVEMENTS: Lessee shall not, without first obtaining the written consent of Lessor, (which consent will not be unreasonably withheld), make any alterations, additions or improvements in, to, or about the premises. Lessee shall attach nothing not owned by Lessee to the premises without the Lessor's prior written consent.

11. HOLDING OVER: It is agreed and understood that all holding over by the Lessee of the premises after the expiration of this lease, shall be construed as a tenancy from month to month at a rental of 1/12 the current annual rate at the time of holding over; provided, however, that any partial month shall be prorated on a per diem basis.

12. ACCUMULATION OF WASTE OR REFUSE MATTER: Lessee shall not permit the accumulation of waste or refuse matter on the leased premises or anywhere in or near the building. Lessee further agrees to keep the sidewalks and stairs clean and free of obstructions, snow and ice.

13. ABANDONMENT: Lessee shall not, without first obtaining the written consent of the Lessor, abandon the premises, for a period longer than thirty (30) days, or allow the premises to become vacant or deserted for a period longer than thirty (30) days.

14. UTILITIES: Lessee shall be responsible for all utility bills, including, but not limited to, heat, air conditioning, water, gas, telephone, garbage disposal and electricity.

15. EMINENT DOMAIN: If the premises or any part thereof or any estate herein, or any other part of the buildings materially affecting Lessee's use of the premises, be taken by eminent domain, this lease shall terminate on the date when title vests pursuant to such taking. The rent shall be apportioned as of said termination date and any rent paid for any period beyond said date shall be repaid to Lessee. Lessee shall not be entitled to any part of the award for such taking or any payment in lieu thereof, but Lessee may file a claim against the appropriate government agency for any taking of fixtures and improvements owned by Lessee, and for moving expenses, and for loss of business. In the event of the sale by the Lessor of the premises, or the property of which said premises are a part of, the Lessor or the purchaser may terminate this lease with a ninety (90) days written notice to the Lessee.

16. LESSOR'S REMEDIES ON DEFAULT: If Lessee defaults in the payment of rent or defaults in the performance of any of the other covenants or conditions hereof, Lessor may give Lessee notice of such default and if Lessee does not cure any default within thirty (30) days, after giving of such notice (or if such other default is of such nature that it cannot be completely cured within such period, or Lessee does not commence such curing within such thirty (30) days and thereafter proceed with reasonable diligence and in good faith to cure such default), then Lessor may terminate this lease on not less than thirty (30) days' notice to Lessee, and on the date specified in said notice the term of this lease shall terminate, and Lessee shall then quit and surrender the premises to Lessor, but Lessee shall remain liable for the remaining rent as hereinafter provided. If this lease shall have been so terminated by Lessor, Lessor may at any time

thereafter resume possession of the premises by any lawful means and remove Lessee or other occupants and their effects.

17. DEFICIENCY: In any case where Lessor has recovered possession of the premises by reason of Lessee's default, Lessor may, at Lessor's option, occupy the premises or cause the premises to be redecorated, altered, divided, consolidated with other adjoining premises, or otherwise changed or prepared for reletting, and may relet the premises or any part thereof as agent of Lessee or otherwise, for a term or terms to expire prior to, at the same time as, or subsequent to, the original expiration date of this lease, at Lessor's option, and receive the rent therefore. Rent so received shall be applied first to the payment of such expenses as Lessor may have incurred in connection with the recovery of possession, redecorating, altering, dividing, consolidating with other adjoining premises, or otherwise changing or preparing for reletting, and the reletting, including brokerage and reasonable attorney's fees, and then to the payment of damages in amounts equal to the rent hereunder and to the cost and expenses of performance of the other covenants of Lessee as herein provided. Lessee agrees, in any such case, whether or not Lessor has relet, to pay Lessor damages equal to the rent and other sums herein agreed to be paid by Lessee, less the net proceeds of the reletting, if any, as ascertained from time to time, and the same shall be payable by Lessee on the several rent days above specified. In reletting the premises as aforesaid, Lessor may grant rent concessions, and Lessee shall not be credited therewith. No such reletting shall constitute a surrender and acceptance or be deemed evidence thereof. If Lessor elects, pursuant hereto, actually to occupy and use the premises or any part thereof during any part of the balance of the term as originally fixed or since extended, there shall be allowed against Lessee's obligation for rent or damages as herein defined, during the period of Lessor's occupancy, the reasonable value of such occupancy, not to exceed in any event the rent herein reserved and such occupancy shall not be construed as a relief of Lessee's liability hereunder. Lessee hereby waives all right of redemption to which Lessee or any person claiming under Lessee might be entitled by any law now or hereafter in force. Lessor's remedies hereunder are in addition to any remedy allowed by law.

18. NO WAIVER OF COVENANTS OR CONDITIONS: The failure of either party to insist on strict performance of any covenant or condition hereof, or to exercise any option herein contained, shall not be construed as a waiver of such covenant, condition or option; in any other instance, this lease cannot be changed or terminated orally.

19. LESSEE TO CARRY LIABILITY INSURANCE: Lessee accepts the leased premises in the condition in which they are presently found and further agrees to save, indemnify, and hold harmless, Lessor of and from, any liability for damages to persons or property which might be occasioned as a result of Lessee's use and occupancy of the leased premises. Lessee agrees to procure and maintain in force during the term of this lease, at his expense, public liability insurance adequate to protect against liability for damage claim through public use of or arising out of accidents occurring in or around the leased premises.

20. INSURANCE ON PREMISES: Lessor may, in Lessor's sole discretion, obtain a policy or policies of fire and windstorm insurance covering the existing building.

21. NOTICES: Any notice by either party to the other party shall be in writing and shall be deemed to have been duly given only if delivered personally or sent by registered or certified mail in a postpaid envelope addressed: if to Lessor or Lessee, at the addresses as set forth in this lease agreement; or, to either, at such other address as Lessee or Lessor, respectively, may designate in writing. Notice shall be deemed to have been duly given, if delivered personally, upon delivery thereof, and if mailed, upon the third day after mailing thereof.

22. RIGHT TO INSPECT: Lessor may, but shall not be obligated to, enter the premises at any reasonable times, on reasonable notice to Lessee (except that no notice need be given in case of emergency) for the purpose of inspection. Lessee shall have no claim or cause of action against Lessor by reason thereof. For a period of two months prior to the expiration of the term of this lease, Lessor, or his agents, may exhibit the premises to prospective tenants, and may place the usual "For Lease" signs thereon.

23. CONDITIONING OF LESSOR'S LIABILITY: Lessee shall not be entitled to claim a constructive eviction from the premises unless Lessee shall have first notified Lessor in writing of the condition or conditions giving rise thereto, and, if the complaints be justified, unless Lessor shall have failed within a reasonable time after receipt of such notice to remedy such conditions.

24. NO OTHER REPRESENTATIONS: No representations or promises shall be binding on the parties hereto except those representations and promises contained herein or in some future writing signed by the party making such representations or promises.

25. QUIET ENJOYMENT: Lessor covenants that if, and so long as, Lessee pays the rent and performs the covenants hereof; Lessee shall peaceably and quietly have, hold, and enjoy the premises for the term herein mentioned, subject to the provisions of this lease. Provided further, however, that Lessee accepts this lease subject to any outstanding mineral interests, present or future mineral leases, any visible or recorded easements, and restrictions of record, and the zoning ordinances of the City of Decatur.

26. CONDITIONS PERFORMABLE: The conditions of this lease, and all rental payments, shall be performable and payable in Decatur, Wise County, Texas.

27. APPLICABILITY TO HEIRS AND ASSIGNS: The provisions of this lease shall apply to, bind, and inure to the benefit of Lessor and Lessee, and their respective heirs, successors, legal representatives, and assigns. Lessee shall not transfer this Lease Agreement, or any portion thereof (including all rights, privileges, and obligations as specified herein), to any other individual(s) or entity without the written consent of Lessor.

28. DESTRUCTION OF PREMISES: In the event of the destruction of the premises or the existing building by fire, explosion, the elements or other catastrophe during the term of this lease agreement, or such partial destruction thereof as to render the premises wholly untenantable or unfit for occupancy, then the term hereby created shall, at the option of the Lessor, cease and become null and void from the date of such damage and destruction. If this lease is so terminated, Lessee shall immediately surrender said premises and all of Lessee's interest therein to the Lessor. Should the premises be rendered untenantable and unfit for occupancy, but yet be repairable, the Lessor may enter and repair the same with reasonable speed, and the rent shall accrue after said damage or while repairs are being made. But if the premises shall be so slightly injured as not to be rendered untenantable and unfit for occupancy, then the Lessor agrees to repair the same with reasonable promptness and the rent accrued and accruing shall not cease. If there are any insurance claims as a result of such damage, Lessee shall be responsible for the payment of all deductible amounts. The Lessee shall immediately notify the Lessor in case of fire or other damage to the premises.

29. LIABILITY OF LESSOR: The Lessor shall not be responsible for the loss of or damage to property, or injury to persons, occurring in or about the premises, by reason of any existing or future condition, defect or matter in said premises or the property of which the premises are a part, or for the acts, omissions or negligence of other persons or tenants in and about the said property. Lessee agrees to indemnify and save the Lessor harmless from all claims and liability for losses of or damage to property, or injuries to persons occurring in or about the leased premises.

30. INSOLVENCY OF LESSEE: It is agreed that if at any time during the term of this lease the Lessee shall make any assignment for the benefit of creditors, or be decreed insolvent or bankrupt according to law, or if a receiver shall be appointed for the Lessee, then the Lessor may, at its option, terminate this lease, exercise of such option to be evidenced by notice to that effect served upon the assignee, receiver, trustee or other person in charge of the liquidation of the property of Lessee or Lessee's estate, but such termination shall not release or discharge any payment of rent payable hereunder and then accrued, or any liability then accrued by reason of any agreement or covenant herein contained on the part of Lessee, or Lessee's legal

Signed on the dates indicated below:

Chisholm Trail Testing and Engineering Company, Inc.

By: ______________________________
James F. Rosendahl
P.O. Box 98
Decatur, Texas 76234
940-627-5216
940-627-0780

Date: 11/3/06

**LESSOR**

Jurassic Industries, Inc.

By: ______________________________
Reg Lindberg
260 Private Road 2219
Decatur, Texas 76234
214-514-3934
940-627-0153

Date: 11-3-06

**LESSEE**

**Addendum**

**Texas Plaza Office Building Lease Agreement**

**Option to Renew**

This addendum is made between Chisholm Trail Testing and Engineering Company, Inc., as Lessor, and Jurassic Industries, Inc. as Lessee. All references are to the original Lease Agreement signed by both parties on November 3, 2006.

Both parties do not wish to change any terms of the original Lease except to Articles 3 & 4 as follows: Lessor grants the Lessee an option to renew at the end of the current term (November 30, 2011). The option to renew will be for five (5) years and will commence on December 1, 2011 and terminate November 30, 2016.

In the event Lessee should elect to exercise the renewal option for the remaining five years herein provided for, the same shall be exercised by giving Lessor written notice of intent to renew no later than June 1, 2011. Any notice provided hereunder shall be deemed to have been given if deposited in the United States Post Office at Decatur, Texas, with proper postage affixed, addressed to Lessor. The postmark on any such notice shall be no later than June 1, 2011.

The base rent ($800.00) will be adjusted on December 1, 2011 to account for possible inflation that had occurred between November 15, 2006 and November 30, 2011. The Consumer Price Index (CPI – All Items) as generated by the United States Government will be utilized for this purpose.

Signed on the dates indicated below:

Chisholm Trail Testing and Engineering Company, Inc.

By: James F. Rosendahl

James F. Rosendahl

Date: 11/30/09

LESSOR

Jurassic Industries, Inc.

By: Reg Lindberg

Reg Lindberg

Date: 11-30-09

LESSEE

# EXHIBIT 6.2

# Jurassic Industries, Inc.

JURASSIC RANCH
HANDMADE BOOTS

May 31, 2011

James F. Rosendahl
Chisholm Trail Testing and Engineering Company, Inc.
P.O. Box 98
Decatur, TX 76234

James,

Jurassic Industries, Inc., would like to exercise our option to renew our lease agreement with you for an additional five years to commence on December 1, 2011 and terminate November 30, 2016. This option to renew is as stated in the Addendum to the Texas Plaza Office Building Lease Agreement dated November 30, 2009.

I look forward to our continued business relationship.

Regards,

Reg Lindberg
President
Jurassic Industries, Inc.
P.O. Box 1511
902 S. Bus. HWY 81/287
Decatur, TX 76234
940-627-0155

# EXHIBIT 6.3

LEASE CONTRACT

THE STATE OF TEXAS

COUNTY OF BOSQUE

THIS LEASE CONTRACT this day entered into by and between LINDBERG LAND & CATTLE, LLC of Wise County, Texas, hereinafter called Lessor, and JURASSIC INDUSTRIES, INC. of Wise County, Texas, hereinafter called Lessee, WITNESSETH:

The Lessor is the owner of 331.8 acres of land, more or less, out of the C.J. Neil Survey, A601; 27.9 out of the J.C. Pool Survey, A-637; 95.30 acres out of the J. Harland Survey, A-345; and 138.10 acres out of the C. J. Neil Survey, A-601, in Bosque County, Texas, which it hereby demises and leases to the Lessee who hereby contracts to lease the same for the consideration and upon the terms and conditions hereinafter set forth:

I.

The term of this lease is for ten years beginning May 15, 2009, and terminating May 14, 2019 at which time said lease may be renewed for an additional ten year period.

II.

The consideration for this lease is the sum of $132,000.00 per annum, payable in annual installments of $132,000.00 each, the first prorated installment payable on January 15, 2010 in the amount of $77,000.00 and $132,000.00 to be paid on the 15 th day of January, each succeeding year thereafter during the term of the lease or any renewal hereof.

III.

This is an agricultural or grazing lease and Lessee agrees to maintain said premises in a good and husband-like manner not to overgraze the pasture lands by overstocking to the extent that the permanent turf will be injured.

IV.

Lessor agrees to pay all property taxes on the property herein leased. Lessee agrees to maintain the fences with normal repairs thereto.

V.

Upon the termination of this lease at the end of the primary term or any renewal thereof, Lessee agrees to deliver peaceable possession thereof to the Lessor.

WITNESS OUR HANDS this 5 day of May, 2009.

LINDBERG LAND & CATTLE, L.L.C.

By: ______________________
Governing Person

JURASSIC INDUSTRIES, INC.

By: ______________________
President

STATE OF TEXAS

COUNTY OF WISE

This instrument was acknowledged before me this 5 day of May, 2009, by Reginald W. Lindberg in the respective capacities therein stated.

______________________
Notary Public, State of Texas

DONNA L. JACKSON
Notary Public, State of Texas
My Commission Expires
June 29, 2011